UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

Form C: Offering Statement

Form C-U: Progress Update:

Form C/A: Amendment to Offering Statement:

Check box if Amendment is material and investors must reconfirm within five business days.

X **Form C-AR: Annual Report**

Form C-AR/A: Amendment to Annual Report

Form C-TR: Termination of Reporting

Name of issuer: BOXABL Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: NV

Date of organization: 06-16-2020

Physical address of issuer: 5345 E. N. Belt Road, Las Vegas, NV 89115

Website of issuer: https://boxabl.com

Is there a Co-Issuer: No

Current number of employees: 94 full employees.

	Most recent fiscal year-end		Prior fiscal year-end	
Total Assets:	Most recent fiscal year-end:	$110,082,401	Prior fiscal year-end:	$39,212,723
Cash & Cash Equivalents:	Most recent fiscal year-end:	$9,024,802	Prior fiscal year-end:	$21,415,506
Accounts Receivable:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$488,949
Short-term Debt:	Most recent fiscal year-end:	$9,171,892	Prior fiscal year-end:	$9,861,411
Long-term Debt:	Most recent fiscal year-end:	$3,090,823	Prior fiscal year-end:	$36,149,765
Revenues/Sales:	Most recent fiscal year-end:	$10,867,746	Prior fiscal year-end:	$1,955,795
Cost of Goods Sold:	Most recent fiscal year-end:	$23,667,821	Prior fiscal year-end:	$5,313,969
Taxes Paid:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Net Income:	Most recent fiscal year-end:	-$610,748,564	Prior fiscal year-end:	-$13,584,157

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
	Alabama	**AL**		**Montana**	**MT**		**District of Columbia**	**DC**
	Alaska	**AK**		**Nebraska**	**NE**		**Puerto Rico**	**PR**

Arizona	AZ		Nevada	NV			
Arkansas	AR		New Hampshire	NH		Alberta	A0
California	CA		New Jersey	NJ		British Columbia	A1
Colorado	CO		New Mexico	NM		Manitoba	A2
Connecticut	CT		New York	NY		New Brunswick	A3
Delaware	DE		North Carolina	NC		Newfoundland	A4
Florida	FL		North Dakota	ND		Nova Scotia	A5
Georgia	GA		Ohio	OH		Ontario	A6
Hawaii	HI		Oklahoma	OK		Prince Edward Island	A7
Idaho	ID		Oregon	OR		Quebec	A8
Illinois	IL		Pennsylvania	PA		Saskatchewan	A9
Indiana	IN		Rhode Island	RI		Yukon	B0
Iowa	IA		South Carolina	SC		Canada (Federal Level)	Z4
Kansas	KS		South Dakota	SD			
Kentucky	KY		Tennessee	TN			
Louisiana	LA		Texas	TX			
Maine	ME		Utah	UT			
Maryland	MD		Vermont	VT			
Massachusetts	MA		Virginia	VA			
Michigan	MI		Washington	WA			
Minnesota	MN		West Virginia	WV			
Mississippi	MS		Wisconsin	WI			
Missouri	MO		Wyoming	WY			

ANNUAL REPORT

Boxabl Inc.
5345 E. N. Belt Road
Las Vegas, NV 89115

www.boxabl.com

In this report, the term "Boxabl," "we," "us," "our," or "the Company" refers to Boxabl Inc.

The company, having offered and sold Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. A copy of this report may be found on the company's website at https://www.boxabl.com.

FORWARD-LOOKING STATEMENTS

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY'S BUSINESS

Boxabl Overview

Boxabl is on a mission to bring building construction in line with modern manufacturing processes by creating a superior residential and commercial building that can be completed in far less time and cost than traditional construction.

The core product that we offer is the "Building Box", which consists of room modules that ship to site at a low cost and can be stacked and connected to build most any shape and style of finished buildings. We are currently evaluating market demand, but anticipate that available dimensions will be 19x20 ft., 19x30 ft., 19x40 ft., and 19x60 ft. Our first product available for sale is our 19x19 ft. Casita Box, featuring a full-size kitchen, bedroom, bathroom, and living area.

We believe there is significant market interest in our product based on receiving reservations of interest from over 170,000 customers through our Room Module Order Agreement, some of whom have placed small deposits to formalize their pre-order of the Casita when production begins. We have also completed delivery of an order received from ADS, Inc. for 156 Casitas. In order to meet our understanding of the potential demand, we are undertaking our current capital raise to secure raw materials ahead of need, to fund additional buildout of our initial factory, and to accelerate production.

Boxabl was first organized as a limited liability company in Nevada on December 2, 2017, and reorganized as a Nevada corporation on June 16, 2020. Our core technology was invented by our Chief Executive Officer, Paolo Tiramani, Director of Marketing, Galiano Tiramani, and our lead engineer, Kyle Denman. Until recently, the technology was owned by Build IP LLC, a Nevada limited liability company specially formed as a holding company for the intellectual property ("Build IP"), owned by our CEO, Paolo Tiramani. Under an exclusive licensing agreement, Boxabl paid Build IP a license fee equivalent to 1% of the net selling price generated by the sale of Casitas. On June 15, 2023, Boxabl merged with 500 Group, Inc., a Nevada corporation that is controlled by Paolo Tiramani and parent to Build IP ("500 Group"). As a result of this merger, all of the intellectual property held by Build IP now belongs to Boxabl and the licensing agreement is now void. For details, see *Interest of Management and Others in Certain Transactions*.

Our Mission and Innovation

Over the past several hundred years, little has changed in the construction industry. Most buildings are built by hand, one at a time. Modern construction has not yet adopted advantages of the assembly line, robotics, or economies of scale. Even in housing developments with substantially similar homes, while components may be purchased in bulk, the work still involves construction by hand, one at a time. To compound this problem, labor shortages are rising, and new entries to the building construction workforce are slowing. These factors all contribute to a significant backlog of housing demand and price increases that are putting affordable housing out of the reach of common Americans.

One of the prime drivers of the limitations on construction is the ability to ship finished product to a job site. At Boxabl, we realized that innovation in modular construction would not be possible without innovation in shipping. Boxabl's patented shipping technology allows us to serve large geographic areas from one Boxabl factory. With this shipping technology, we believe that the location of our flagship factory in North Las Vegas, Nevada will be able to produce products that can be delivered to anywhere in the US, and even international markets.

Our innovations in shipping are only possible because of our unique methods for constructing our building modules. Our "Building Box" system and Box design were created specifically to maximize repeatability in manufacturing. In addition, our reimagined manufacturing process is simplified and efficient. This is achieved in part, by dramatically reducing the individual components in the build compared to traditional building, where traditional methods require stacks of lumber and thousands of nails. Significantly fewer components result in significantly less labor costs during manufacturing.

We believe the resulting product boasts many benefits over traditional construction for the end user. Not only does the Boxabl solution have the potential to reduce building costs and build time compared to traditional home building, but we also seek to improve upon other metrics that can be used to evaluate building solutions, such as installation speed, and superior ratings for fire resistance, energy ratings, mold resistance, environmental impact, wind ratings, flood resistance, pest resistance, impact resistance and much more.

Market Opportunity

Stick framing, invented over 100 years ago, is still the most popular residential building method. Stick framing means laborers build homes one at a time, by hand, using simple tools. This is a slow, expensive and labor-intensive process that has failed to adapt to modern manufacturing processes.

Stick framing includes no mass production, no robotics, no economies of scale, no assembly line, and costs that are dependent on the availability of construction labor, which has experienced shortages in recent years. According to the Associated General Contractors of America, 81% of construction firms have reported difficulty in filling salaried and hourly craft positions. The discussions contained in this registration statement relating to the market conditions and industry of the Company represent the opinions of management informed by third-party sources that we believe to be reliable, which has not been independently verified and are not incorporated by reference into this registration statement.

During 2022 and into 2023, the construction market has been slowing. According to the US Census Bureau, privately owned housing statistics in December 2022 were at a seasonally adjusted annual rate of 1,382,000, which represents a 21.8% reduction from the housing statistics in December 2021 of 1,768,000. We anticipate the economic impact of inflation and rising interest rates has resulted in a decrease in housing stats generally. For instance, the US Census Bureau reported 1,330,000 seasonally adjusted building permits in December 2022, which is 1.6% below the November 2022 estimate of 1,351,000, and 29.9% below the December 2021 rate of 1,896,000.

Changes in zoning laws designed to increase housing density and solve housing affordability are allowing people around the country, and especially in California, to build accessory dwelling units ("ADUs") for use and rent. In the city of Los Angeles alone, 5,188 permits were issued by the end of 2021 and 4,999 ADU permits were issued in the first eight months of 2022. This is a burgeoning market for which the Boxabl product is well positioned.

While we believe ADUs are an easy way to enter the market, Boxabl is not limited to small residential units. We expect the Boxabl product can be used in a wide range of building types — residential, commercial, high rise, multi-family, apartment, disaster relief, military, labor housing and more.

Our Products

The Boxabl Solution

The Boxabl product represents a new take on modular construction. It is a factory-finished room module system that can be quickly stacked and arranged on site (the "Boxes"), and that provides the majority of the building envelope and functions. We expect this will allow builders to dramatically reduce build time and costs while increasing quality and features.

The Boxabl product is a large, almost 20 ft. in width room that folds down to 8.5 ft. wide for shipping, and still has sufficient space for factory-installed kitchens, bathrooms and more. Each unit is a separate Box. Our Boxes take the heavy lifting of a building's construction out of the field and moves it into the factory, where it belongs.

Once the Boxes arrive at the jobsite, Boxes are assembled together in a plug-and-play manner by builders to create a finished home of almost any size and style. A typical Box can be assembled on site in one day. The goal is for the speed, quality, features and price of the Boxabl product to be superior to traditional building methods.

To date, the Casita is the main model of Box we have been producing. We recently announced a new prototype with three-bedrooms, two-and-a-half bathrooms and an outdoor deck, which we believe will expand public understanding of Boxabl beyond tiny houses.

Shipping Solution

The first step in factory manufacturing of large buildings is creating a feasible shipping solution. Our goal was to ship without the need for oversized loads. Oversized loads have extra permitting, follow cars, police escorts, restricted routes and other problems that increase costs dramatically. Our design achieves the largest possible room that is able to fit into standard shipping dimensions, meeting highway, sea and rail transportation requirements. It also allows us to use our own drivers, as well as third parties, for delivery of our Casitas.

Smart Manufacturing

Boxabl Boxes are not built like traditional homes, they have been engineered with mass production in mind. This redesign includes a significant reduction in the number of components involved in the manufacturing process. Boxabl Boxes will be built with a laminated panel technology instead of a standard stick frame construction. This means each wall panel that Boxabl manufactures consists of less individual components. A comparable traditional wall has many individual components and requires 3 or more separate skilled trades to complete (e.g., framing, sheetrock, exterior finish, etc.). Many raw materials in the Boxabl Boxes will be processed by off-the-shelf computer numerical control (CNC) equipment to cut and form materials to a given design. The use of CNC equipment will give us a degree of automation right away, which we intend to expand to allow for the manufacturing process to be more fully automated.

The System

Efficient factory environments thrive on repeatability. We can achieve the lowest cost by building the same product over and over, leaving it to the final assembly to create unique structures. The Boxabl factory can build our Boxes in different sizes, with different floorplans, and the builder can stack, arrange and dress the boxes however they desire for a custom building.

Building Materials

Our wall design doesn't use standard lumber framing, instead, we use a laminated panel technology that includes steel skin, expanded polystyrene (EPS) foam, and magnesium oxide board. We are able to source these materials from multiple vendors, and are not reliant on any particular vendor. Our product is compatible with automation, CNC, and the factory environment.

Boxabl has differentiated certain building designs into "Generation 1.0" and "Generation 2.0". In Generation 1.0, we utilized a proprietary structurally insulated panel design with steel and magnesium oxide skins, EPS core, and a hybrid lumber-PVC frame. In Generation 2.0 we are utilizing a hybrid fiber-cement and steel skin with a reinforced EPS core and lumber frame.

Product Features

The Boxabl building system is planned to have many features and solutions that reduce pain points for builders and offer an attractive product for consumers. We continue to improve the product and experiment with different building materials and manufacturing method. It is important for our product to have many of the following features.

Resilient Panels	Structural
- Fire resistant - Flood resistant - Bug resistant - Mold resistant	- Snow load rated - Hurricane wind load rated - Seismic rated - Light weight requiring smaller equipment to move - Unit to unit connection – unlimited connection horizontally, 3 unit tall stack allowance

Design and Engineering	Energy
- Connects to any foundation - Packs down for low cost shipping – unfolds to 2x volume - Sealing gaskets at joints - Crane pick points for faster setting - MEP network channel – precut chase network for all utilities in walls, roof, and floor for low-cost retrofit of electrical, sprinkler system, HVAC, etc. 20x20 up to 20x60 room modules - Multiple floor plans of room modules for potentially innumerable combinations - Reduced components designed for factory automation - Streamlined production process similar to automotive assembly rather than modular - Weatherproof roofing membrane ships with unit - Simple field assembly does requires less skilled labor apart from site work - Pre-plumbed for on-site hook up – does not require crawl space - All finishing work, paint, trim, etc., inside and out ships complete	- Qualify for top energy rating - Reduced energy bills - Smaller sized HVAC - Minimal thermal bridging - Tight building envelope - High R values continuous EPS insulation - High efficiency appliances and LED lights for minimal energy requirement
Approval - Applied for pre-approval of our modular design - Mix and stack building system for easy custom plans - Full testing, fire, energy, structural	

Applicable Regulation

Our Boxes fall under different state certification requirements for housing depending on their end use. For instance, we are seeking to obtain state certifications under modular home building (or factory-built building) codes, with an initial emphasis on Arizona, Nevada, and California. Eventually, we plan to obtain approvals for every state's modular home building program. Boxabl currently has a manufacturer license in Arizona, and we are currently waiting for the state to approve reconstruction plans to bring our buildings into compliance with Arizona Department of Housing requirements, which we believe is the last stage of obtaining the factory build certification in Arizona. For information, please see *The*

Company's Business – Litigation – Arizona Department of Housing Settlement. Once Boxabl is certified in Arizona, Boxabl believes that it will be easier to obtain certification in other states as there are similarities in the certification requirements across states. In the meantime, Boxabl has manufactured 202 Casitas during 2023 so far, and intends to sell those units for other projects. As discussed below, we plan to resume sales to customers in states where there is no state modular program as well as for projects that are under a different classification such as park model RVs or government projects.

For modular homes, some states require the approval of a third-party testing and inspection company, which will conduct product testing and factory inspections. There are a number of services to provide such testing, and we have engaged a third party, ICC, to do that testing. In May 2023 we received a panel listing from NTA which indicates our building panels meet the international building codes https://icc-es.org/report-listing/ESR-4725/.

Some states like Alaska, Oklahoma, Utah, Wyoming, Hawaii, Delaware, West Virginia, and Vermont do not have state modular house programs. In those states, we believe Boxabl buildings can be deployed right now by obtaining a permit from the local building departments.

We can also deliver Casitas to customers under "park model" recreational vehicle rules in most states. This is done through the ANSI 119.5 code; manufacturers are required to self-certify that they meet these requirements. By adding a permanent trailer/chassis, Boxabl Casitas do meet this code.

Builders will still be required to obtain local building permits, as well as those necessary for tying into local water and electric services.

Price

We believe that our production and shipping advantages will allow us to sell our Boxabl Boxes at competitive prices. The retail price for our initial product, the Casita, is projected to be $60,000, representing about $166/sq. ft. Shipping, setup, land development and connection to water and electric services would be in addition to this amount, increasing the total price by approximately $5,000 to $50,000 depending on the specific project. However, compared to building costs in states like California that can be on the order of $400/sq. ft., the Boxabl solution is an attractive option for cost-conscious purchasers. Additionally, we think our large waitlist indicates our price is very desirable.

As we are able to increase our bulk purchasing and introduce greater amounts of automation in the production process, we may be able to reduce the consumer price in the future to capture a larger market.

In fact, our costs have consistently come down since we began our manufacturing, May 2023 was our lowest cost yet, approximately $32,532 for direct material and $10,739 for direct labor.

Core Technology

The core technology covering the structure of the Boxes and transportation system used by the Company was developed by its founder, Paolo Tiramani. Innovations created by Paolo Tiramani have previously led to the creation of new billion-dollar product categories in the tool storage space.

Patents

Boxabl has patents for the structure and transportation of the Boxabl building system, covering all important aspects of its commercial designs, as well as the foreseeable alternatives. The filings closely track and reflect the product designs as they are updated. Further, the scope of protection sought extends beyond the design of the building structures themselves and includes innovative delivery and assembly equipment and techniques.

Structure Patents (1)

JURIS	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE

US	Modular Prefabricated House	Patented	10/653,523	9/2/2003	8,474,194	7/2/2013
US	Modular Prefabricated House	Patented	13/900,579	5/23/2013	8,733,029	5/27/2014
CA	Modular Pre-Fabricated House	Patented	2,442,403	9/24/2003	2442403	12/2/2008
US	Customizable Transportable Structures and Components Therefor	Patented	16/143,598	9/27/2018	10,688,906	6/23/2020
US	Customizable Transportable Structures and Components Therefor	Patented	16/804,473	2/28/2020	10,829,029	11/10/2020
US	Customizable Transportable Structures and Components Therefor	Patented	15/931,768	5/14/2020	10,926,689	2/23/2021
PCT	Customizable Transportable Structures and Components Therefor	--	PCT/US18/53006	9/27/2018		
EU	Customizable Transportable Structures and Components Therefor	Pending	18 864 413.2	4/30/2020		
CA	Customizable Transportable Structures and Components Therefor	Patented	3,078,484	4/3/2020	3,078,484	7/13/2021
US	Foldable Building Structures with Utility Channels	Patented	16/786,130	2/10/2020	11,118,344	9/14/2021
US	Foldable Building Structures with Utility Channels	Allowed	17/245,187	4/30/2021		
US	Foldable Building Structures with Utility Channels	Pending	18/071,902	11/30/2022		
US	Foldable Building Structures with Utility Channels	Pending	18/071,905	11/30/2022		
PCT	Foldable Building Structures with Utility Channels	--	PCT/US20/17524	2/10/2020		
AU	Foldable Building Structures with Utility Channels	Pending	2020221056	7/2/2021		
CA	Foldable Building Structures with Utility Channels	Pending	3,129,693	8/9/2021		
CN	Foldable Building Structures with Utility Channels	Pending	202080014606.4.	8/13/2021		

CN	Foldable Building Structures with Utility Channels	Pending	202211067336.0	9/01/2022		
EU	Foldable Building Structures with Utility Channels	Pending	20 755 992.3	9/14/2021		
JP	Foldable Building Structures with Utility Channels	Pending	2021-547830	8/13/2021		
MX	Foldable Building Structures with Utility Channels	Pending	MX/a/ 2021/0097120	8/12/2021		
SA	Foldable Building Structures with Utility Channels	Pending	521422646	7/28/2021		
SA	Foldable Building Structures with Utility Channels	Pending	522441248	11/08/2022		
SA	Foldable Building Structures with Utility Channels	Pending	522441249	11/08/2022		
US	Enclosure Component Perimeter Structures	Patented	16/786,202	2/10/2020	11,560,707	01/24/2023
US	Foldable Enclosure Members Joined by Hinged I-Beam	Issuing	17/592,984	2/04/2022	11,578,482	02/14/2023
US	Enclosure Members Joined by Hinged I-Beam to Fold Flat	Patented	17/592,988	2/04/2022	11,566,413	01/31/2023
US	Foldable Enclosure Members Joined by Tongue-and-Groove Structure	Patented	17/592,990	2/04/2022	11,566,414	01/31/2023
US	Foldable Enclosure Members Joined by Hinged Perimeter Sections	Patented	17/592,986	2/04/2022	11,525,256	12/13/2022
US	Perimeter Structures for Joining Abutting Enclosure Components	Pending	17/971,230	10/21/2022		
PCT	Enclosure Component Perimeter Structures	--	PCT/US20/17527	2/10/2020		
CA	Enclosure Component Perimeter Structures	Pending	3,129,882	8/9/2021		
CN	Enclosure Component Perimeter Structures	Pending	202080014607.9	8/13/2021		
CN	Enclosure Component Perimeter Structures	Pending	202211434625.X	11/16/2022		

EU	Enclosure Component Perimeter Structures	Pending	20 755 993.1	9/14/2021		
JP	Enclosure Component Perimeter Structures	Pending	2021-547829	8/13/2021		
US	Equipment . . . for Erecting a Transportable Foldable Building Structure	Patented	16/786,315	2/10/2020	11,220,816	1/11/2022
PCT	Equipment . . . for Erecting a Transportable Foldable Building Structure	--	PCT/US20/17528	2/10/2020		
US	Enclosure Component Edge Seal Systems	Pending	17/513,176	10/28/2021		
US	Enclosure Component Compression Seal Systems	Pending	17/513,207	10/28/2021		
US	Enclosure Component Shear Seal Systems	Pending	17/513,266	10/28/2021		
PCT	Enclosure Component Sealing Systems	Pending	PCT/US21/56415	10/25/2021		
US	Folding Beam Systems	Pending	17/527,520	11/16/2021		
PCT	Folding Beam Systems	Pending	PCT/US21/59440	11/16/2021		
US	Enclosure Component Panel Structures	Pending	17/539,706	12/01/2021		
PCT	Enclosure Component Panel Structures	Pending	PCT/US21/61343	12/01/2021		
PCT	Foldable Transportable Buildings	Pending	PCT/US22/16999	2/18/2022		
US	Liftable Foldable Transportable Buildings	Pending	17/675,653	2/18/2022		
US	Stackable Foldable Transportable Buildings	Pending	17/675,646	2/18/2022		
US	Sheet/Panel Design for Enclosure Component Manufacture	Pending	17/504,883	10/19/2021		
PCT	Sheet/Panel Design for Enclosure Component Manufacture	Pending	PCT/US21/58912	11/11/2021		

US	Wall Component Appurtenances	Pending	17/587,051	1/28/2022		
US	Wall Component Appurtenances	Pending	PCT/US22/14224	1/28/2022		
US	Improved Folding Roof Component	Pending	17/569,962	1/06/2022		
PCT	Improved Folding Roof Component	Pending	PCT/US22/011415	1/06/2022		
US	Uni-Tool for Foldable Transportable Structure Deployment	Pending	63/344,116	05/20/2022		
US	Couch	Pending	63/356,771	06/29/2022		
US	Universal Panel	Pending	63/388,366	07/12/2022		
US	Quick-Assembly Storage Bed	Pending	63/395,936	08/08/2022		
US	Subassembly for Enclosure Component Manufacture	Pending	63/399,389	08/19/2022		
US	Universal Edge Structures	Pending	63/480,164	01/17/2023		
US	Vacuum Insulated Enclosure Components	Pending	63/440,797	01/24/2023		

Transport Patents

JURIS.	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	Wheeled Assembly for Item Transport	Patented	16/143,628	9/27/2018	11,007,921	5/18/2021
PCT	Wheeled Assembly for Item Transport	--	PCT/US18/53015	9/27/2018		
Europe	Wheeled Assembly for Item Transport	Pending	18 863 822.5	4/30/2020		
Canada	Wheeled Assembly for Item Transport	Patented	3,078,486	4/3/2020	3,078,486	11/2/2021
US	Transport System	Pending	63/324,940	3/29/2022		
US	Transport System	Pending	63/335,880	4/28/2022		

Factory Patents

JURIS.	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	Enclosure Component Fabrication Facility	Pending	17/552,108	12/15/2021		
PCT	Enclosure Component Fabrication Facility	Pending	PCT/US21/63581	12/15/2021		
US	Enclosure Component Assembly Line	Pending	63/426,563	11/18/2022		
US	Tilt Cart	Pending	63/386,186	12/06/2022		

<u>**Explanatory Endnotes**</u>

1. All listed patents and patent applications were previously owned by Build IP LLC (a Nevada LLC) and licensed to Boxabl Inc. (a Nevada Corp.), except for U.S. provisional patent application nos. 63/324,940, 63/335,880, 63/344,116, 63/356,771, 63/388,366, 63/395,936 and 63/399,389. The assignee of record of U.S. provisional patent application no. 63/344,116 is Boxabl Inc. In June 2023, Boxabl acquired all patents and patent applications owned by Build IP when it merged with Build IP's parent company, 500 Group Inc. For details see *Interest of Management and Others in Certain Transactions.*
2. Expired U.S. provisional patent applications are not listed.
3. The status of PCT applications having a priority date within 31 months of the date of this table are listed as "pending." PCT applications having a priority date more than 31 months from the date of this table are listed with no status provided (e.g., "—").

4. Jurisdictions (patent offices) are abbreviated as follows: Australia – AU, Canada – CA, China – CN, European Union – EU, Japan – JP, Mexico – MX, South Africa – SA, United States – US, and Patent Cooperation Treaty – PCT.

Trademarks

Boxabl has acquired the Boxabl trademark through its merger with 500 Group as described above. The Boxabl trademark is registered in the United States, the European Union, and in multiple other countries around the world. Boxabl intends to aggressively enforce its rights in the Boxabl trademark whenever third-party uses of similar names are encountered. Consequently, we believe that the Boxabl brand has developed a secondary meaning and has come to represent valuable goodwill.

Strategy

Boxabl intends to create a factory franchise business model. After our flagship factory in Las Vegas is scaled up, we want to expand internationally by setting up franchisees to build their own factories. We will use this first production-style factory to identify procedures, data, costs, raw materials, equipment, labor numbers and more to build a blueprint for future factories.

We believe a franchise model would let us rapidly scale worldwide. Under this scenario, Boxabl becomes a logistics company with franchisees constructing factories around the world. We would supply franchisees with raw materials, custom equipment, branding, proprietary components, quality control, and other services. We have received what we believe to be a significant number of inquiries from potential factory franchisees who have indicated that they have substantial amounts of capital to spend on factory startups. Over 2,273 parties from around the world have indicated that they would like to partner with us as factory franchisees through our web form at boxabl.com/partner, which allows them to also check a box indicating that they have at least $5 million to spend on startups of these factories. To date, we have not requested any payment from any of these parties as we feel it is premature. We do not yet have controls or procedures for evaluating potential franchisees and will develop these procedures after evaluating the operations of our starter factory.

While these initial stages for the Company will be capital intensive as we develop our operations and outfit our starter factory, once moving into a focus on the factory franchise business model, we believe that we will be able to scale operations with less capital.

While the Company has received a considerable amount of positive media coverage, that coverage has been mostly prospective and has not included detailed looks and reviews of our Casita. To remedy that, we are considering construction of a showcase community to allow for evaluation of our Boxes through a controlled, real-world test. We have not yet committed to this idea and have not allocated any proceeds from our public capital-raising activities under Regulation A or Regulation Crowdfunding to the showcase community.

We also recently announced a collaboration with Elevate.Money, Inc., a Delaware corporation operating in California ("Elevate"), that identifies, acquires and manages commercial real estate through real estate investment trusts ("REIT"). Through this collaboration, Elevate plans to raise funds for the purpose of developing communities utilizing Boxabl's Casitas. Our non-exclusive agreement with Elevate includes granting Elevate a right of first refusal to purchase a minimum of 10% of Boxabl's production of Casitas.

Our Manufacturing Facilities

Our starter production facility has now been built and is expected to produce six Boxes per shift once we ramp up production. We worked with industry-leading consultants to develop a plan for maximizing production efforts through automation, process efficiency, and supply chain considerations. The Boxes and panels will move through 20 main assembly stations in the factory where different sections are completed similar to an automotive production process. We entered into a lease for our starter production facility on December 29, 2020, which we took possession of on May 1, 2021, on a sixty-five-month lease. The facility features 173,720 square feet of usable floor space, which we have begun to outfit with capital equipment necessary for the construction of our Boxes. We believe this factory should create approximately 300 new direct jobs when fully staffed. Many more indirect jobs will be created on the building sites by our customers when they use our modules to build.

We will also support operations of our starter facility with a second facility nearby, for which we have entered into a lease agreement on June 13, 2022. This second facility will allow us to better stage inventory and in-house component fabrication. The new factory is 132,960 square feet.

With the move into our second facility, we are also making some significant improvements. During 2023, we plan to spend approximately $15,000,000 on equipment upgrades. These include equipment such as a new automated panel lamination system, CNC cutting equipment, a conveyor system that moves houses down our assembly line, and a new paint booth system.

During 2022, operations in our facilities allowed us to better see where improvements could be made to the design of the Casita. These improvements will be part of our "next gen" Casita, which we expect to simplify the design, reduce components, reduce labor and increase structural ratings. Over the next six months, as we ramp up production utilizing our second facility and refine processes in our first facility, we believe we will be able to achieve gains in our unit economics and production rate.

Between the second half of 2021, when we were able to begin production in our starter facility, to the date of this registration statement, we have produced over 500 homes. In May 2023, we signed a lease for our third manufacturing facility. For details see *The Company's Business – The Company's Property*.

Boxzilla Factory

We have allocated funds from our capital-raising activities for research and development expenditures relating to the planning for expansion into additional production facilities. In this regard, Boxabl is currently in the planning stages to launch a new factory that will be significantly larger and more advanced than the current operations. We believe we have proven the basic principles of the Company in our current manufacturing facility and are ready to take things to the next level of scale. The anticipated "Boxzilla" factory will require approximately $1 billion in funding; we believe it could be the world's largest and most advanced mass production of housing ever attempted.

The knowledge gained from our manufacturing facilities and any additional production facilities will assist with the expansion into the franchise model.

Our Customers

In 2019, Boxabl delivered the first prototype at the International Builders' Show in Las Vegas and received an overwhelming response. Builders were ecstatic to see the development of a solution to many issues they struggle with. We received the equivalent of 6,000,000+ sq. ft. of "reservations" from hundreds of professional builders. These reservations were simply an indication of interest and we did not take any deposits. They are not a guarantee of future revenues.

After the show, we ordered basic manufacturing equipment and continued to perfect the system and address feedback we got from the builder community. We were invited back to the 2020 show through a sponsorship with Professional Builder Magazine. Once we decided our initial building product focus would be the ADU market, we built three more units for the show. In January 2020, we debuted the "Casita" at the Builders' Show and again received a high level of interest from potential customers.

Rather than just making available "reservations", we began taking deposits for positions on our waitlist. We currently have two options of amounts to complete a pre-order on our waitlist: 1) free; 2) $200; As of June 30, 2023, we have over 170,000+ names on our customer waitlist, with many of those potential customers indicating they want to purchase more than 1 Casita. Although most of the names on this waitlist have not paid a deposit, we currently have payments from over 8,300 unique persons to purchase one or more Casitas.

Further, if each of the 170,000 potential customers purchases a single Casita, that extrapolates to potential revenue of more than $10 billion. While it is unlikely that we will receive these orders or revenue from most of these potential customers, even the ones who have placed deposits, it shows the excitement and interest in the Casita. Conversion of even a small percentage of these potential customers will allow for full production of our planned production facility.

We delivered one Casita to a customer in Texas as part of a demonstration project, but no revenues were recorded for that order and delivery.

Initial Purchase Orders

In December 2020, the Company received two purchase orders from ADS, Inc., to deliver 156 Casitas to the federal government. Boxabl received $9,245,574 from ADS, the full amount due under the terms of the contract, as final delivery has been completed.

We have also begun production and delivery on a 227 Casita order to a customer in the United States. The order was for a total price of $13.2 million. So far, we have delivered 51 units from this order during 2022. Subsequently, the Company has entered into a settlement agreement with the Arizona Department of Housing and the other parties to the agreement regarding reconstruction for the purpose of bringing the Casitas into compliance with Arizona regulations. For more details, see *The Company's Business – Litigation – Arizona Department of Housing Settlement*.

We intend to bring production and final sales to our retail and home builder potential customers once we are able to build at our desired production rates and obtain state certifications. The initial ADS order and 227 Casita order allow us to continue development of our manufacturing procedures and obtain end user feedback which we intend to utilize for further developments to the Casita product. Although we have manufactured 202 Casitas during 2023, none have been paid for or delivered in 2023. Our inventory of manufactured Casitas was intended to be delivered pursuant to an agreement in Arizona. However, our deliveries under that agreement have been on hold while we and our partners remedy issues that need to be addressed pursuant to the Arizona Department of Housing. See *The Company's Business – Litigation – Arizona Department of Housing Settlement*. In the meantime, we intend to resume sales to customers in states where there is no state modular program as well as for projects that are under a different classification such as park model RV's or government projects. Nevertheless, these new sales may face delays due to the time needed to prepare the site for installation of the Casitas, arranging capital for payment of amounts due to the Company by the purchaser, and other preparatory steps that need to be taken in order to arrange delivery and installation of the units.

Boxabl is now scheduling delivery of Casitas to people on its waitlist. We have hired a sales manager and implemented a sales process where we sort through our waitlist to determine which customers and projects are viable.

Competition

Our competition can be broken into the following categories:

● Stick built: Traditional home building method accounts for the majority of the market. Raw materials are brought to site and built by hand into finished buildings. This market is made up of many small builders. We think this group represents our likely customer base, as we provide them with a better solution.

● Manufactured: Manufactured homes are standardized homes built in a factory and shipped to site. These homes are generally built to a lower baseline standard of construction and attempt to come in at the lowest cost possible. The defining factor with this product is that they are generally deemed personal property and not real property. Only a few large companies dominate this category.

● Modular: Modular homes are factory-built homes required to be built to the same or higher building code standards of stick-built homes. These homes are generally more customizable than a manufactured home.

● Panelized systems: Wall panels with different levels of finish are built in a factory and then assembled onsite, usually by those doing stick-built construction.

Employees

As of July 5, 2023, the Company had 89 direct hourly employees, 47 indirect salaried employees, 33 indirect hourly employees, and 5 direct salaried employees. This number experiences some fluctuation, and we expect to increase hiring as we continue to scale up production at our facility. Boxabl provides employees a share incentive plan to be awarded at the discretion of the Board of Directors (the "Board"). For details, see *Compensation of Directors and Executive Officers – Equity Incentive Plan*.

Litigation and Legal Proceedings

Arizona Department of Housing Settlement

On January 23, 2023, the Department of Housing in and for the State of Arizona (the "Arizona Department of Housing") sent a citation and complaint claiming that Boxabl was in violation of several Arizona laws and codes related to delivery of Casitas for which we understood the specific codes did not apply. These violations included failure to obtain necessary permits, not submitting compliance assurance documents, lack of proper certification for the manufacturing facility, and knowingly violating laws and rules. On February 28, 2023, the Arizona Housing Department issued the Company with an administrative fine of $48,000, and ordered us not to ship further Casitas into Arizona until we have obtained the necessary certifications. On April 21, 2023, the Company entered into a settlement agreement with the Arizona Department of Housing under which it agreed to work with its customers, Pronghorn Services, LLC ("Pronghorn") and Freeport McMoRan Inc. ("Freeport") (together with the Company, the "Parties"), to undertake an evaluation of the Casitas delivered to determine whether the Casitas can be reconstructed as required for compliance with Arizona laws and the requirements of the Arizona Department of Housing. Under the settlement, Freeport is facilitating the establishment of an engineering plan and mutually agreed upon schedule for reconstruction as determined with the Arizona Department of Housing. In the event the reconstruction plan is not timely submitted, or the Arizona Department of Housing does not approve the reconstruction plan, or Freeport elects not to commit to the reconstruction plan, then the Parties shall be jointly and severally liable and responsible for removal of the units within 45 days.

In a separate settlement between the Parties, dated May 30, 2023, regarding the costs of the reconstruction of the Casitas, Freeport has assumed responsibility to pay reconstruction costs, but the Company will be responsible for 10% of any costs in excess of $1,000,000. The Company will also incur 50% of shipping costs in the event the contract is canceled and the Casitas removed. The Company accrued a $570,000 warranty for such costs and any costs related to the 10-year limited warranty offering to Pronghorn.

Litigation Against Former Employees

On June 13, 2023, the Company filed three lawsuits against former employees alleging breach of contract, violations of the Computer Fraud & Abuse Act, violations of the Defend Trade Secrets Act, conversion, unjust enrichment, breach of covenant of good faith and fair dealing, and demand for temporary and permanent injunctive relief. Management does not anticipate these matters will have a material impact on the Company's results of operations or financial condition. See also *Risk Factors – As we grow our business, we may not be able to manage our growth successfully, including development of our internal controls*.

On September 2, 2022, Boxabl received notice of a charge of employment discrimination had been filed with the Equal Employment Opportunity Commission ("EEOC") against Boxabl under Title VII of the Civil Rights Act of 1964 (Title VII). The circumstances of the alleged discrimination are alleged to have occurred on or about May 1, 2022. On October 3, 2022, Boxabl (through counsel) filed a position statement refuting the allegations and providing supporting documentation of Boxabl's position. The matter is pending before the EEOC.

Other Litigation

On June 13, 2023, the Company filed a lawsuit against a person, not affiliated with the Company, alleging claims based on business disparagement and defamation of the Company. Management does not anticipate the matter will have a material impact on the Company's results of operations or financial condition. See also *Risk Factors – Public perception is important as a public company engaged in equity crowdfunding, potentially making Boxabl susceptible to negative postings, and false allegations about the Company and its products*.

On November 19, 2021, a former employee, who served as Chief Operating Officer during the seven-month period from March 2021 until September 27, 2021, at which time he was terminated, filed a complaint against the Company and its directors in the Eighth Judicial District Court of Clark County, Nevada, claiming breach of contract and wrongful termination. While the legal action has proceeded to discovery, the Company denies the merit of the allegations and will continue to defend against them.

We know of no other existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

THE COMPANY'S PROPERTY

Our principal office and initial manufacturing facility are located at 5345 East North Belt Road, North Las Vegas, Nevada, which also serves as our mailing address. Leasing information is described below.

Initial Manufacturing Facility

On December 29, 2020, we entered into a lease for industrial space which we made into our initial manufacturing facility. We took possession on May 1, 2021 on a sixty-five-month lease. The address of the facility is 5345 E Centennial Pkwy, Building 1, North Las Vegas, NV 89115.

Material Lease Terms

Premises:	Building 1 located at 5345 East North Belt Road, North Las Vegas, NV 89115
Square Feet:	173,720 rentable square feet
Commencement Date:	May 1, 2021
Term:	65 months commencing on May 1, 2021, and ending August 31, 2026; the Company's first five months of rent were abated by the landlord. The Company began making monthly rent payments on October 1, 2021.
Security Deposit:	$525,000

Monthly Base Rent:	Lease Months	Monthly Base Rent
	01 – 12	$87,996.25
	13 – 24	$90,636.14
	25 – 36	$93,355.22
	37 – 48	$96,155.88
	49 – 60	$99,040.55
	61 – 65	$102,011.77

Triple Net Lease:	All costs, expenses, and obligations relating to the facility during the term of the lease, including operating expenses, repairs, insurance, and taxes, are the responsibility of Boxabl.

Second Manufacturing Facility

On June 13, 2022, we entered into a lease for additional industrial space which will support and enhance our operations at our initial manufacturing facility. We took possession on February 1, 2023, which is when the property had been made ready under the terms of the lease. The address of the facility is 5553 N. Belt Road, North Las Vegas, NV.

Material Lease Terms

Address:	5553 N. Belt Road, North Las Vegas, NV 89115

Square Feet:	132,960 rentable square feet
Commencement Date:	January 27, 2023
Term:	73 months commencing on after completion of the Landlord's Work.
Security Deposit:	$611,616

Monthly Base Rent:	Lease Months	Monthly Base Rent
	01 – 12	$103,708.80
	13 – 24	$107,857.15
	25 – 36	$112,171,44
	37 – 48	$116,658.30
	49 – 60	$121,324.63
	61 – 72	$126,177.61
	73 +	$131,224.72

Triple Net Lease:	All costs, expenses, and obligations relating to the facility during the term of the lease, including operating expenses, repairs, insurance, and taxes, are the responsibility of Boxabl.

Third Manufacturing Facility

On May 2, 2023, we amended the lease agreement for the initial manufacturing facility to add space to be used as our third manufacturing facility for a term of forty-eight months. We anticipate beginning operations in this facility in August 2023. The address of the warehouse is 5445 East North Belt Road, North Las Vegas, NV 89115.

Material Lease Terms

Premises:	Building 3 located at 5445 East North Belt Road, North Las Vegas, NV 89115
Square Feet:	114,613 rentable square feet
Commencement Date:	June 1, 2023
Term:	48 months commencing on June 1, 2023, and ending May 31, 2027. The Company began making monthly rent payments on June 1, 2023.
Security Deposit:	$0
Letter of Credit	$3,714,190

Monthly Base Rent:	Lease Months	Monthly Base Rent
	01 – 12	$115,759.13
	13 – 24	$120,389.50
	25 – 36	$125,205.08
	37 – 48	$130,213.28

Triple Net Lease: All costs, expenses, and obligations relating to the facility during the term of the lease, including operating expenses, repairs, insurance, and taxes, are the responsibility of Boxabl.

DIRECTORS AND EXECUTIVE OFFICERS

In connection with a 2023 exercise to improve the Company's corporate governance standards and apply additional independent oversight of the Company's policies and operations, five directors have been duly appointed to serve a one-year term as of June 16, 2023, until June 15, 2024. The Company has charged the directors with adopting governance policies to comply with the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), and Securities and Exchange Commission ("SEC") rules relating to Sarbanes-Oxley, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") and other corporate governance matters as described more fully below.

Name	Position	Age	Term in Office	Fulltime with the Company
Executive Officers				
Paolo Tiramani	Founder and CEO	63	Since December 2017	Yes
Galiano Tiramani	Director of Marketing	36	Since December 2017	Yes
Directors *				
Paolo Tiramani	Director	63	Since June 2020	
Galiano Tiramani	Director	36	Since June 2020	
David Cooper	Director	52	Since June 2023	
Veronica Nkwodimmah Stanaway	Director	53	Since June 2023	
Gregory Ugalde	Director	63	Since June 2023	
Christopher Valasek	Director	41	Since June 2023	
Zvi Yemini	Director	72	Since June 2023	
Significant Employees				
Kyle Denman	Senior Engineer	30	Since December 2017	Yes

* Hamid Firooznia served as a Director to the Company from June 2020 until his removal from the Board on January 17, 2023. On that same date, Stan Leopard was appointed to the Board, but then resigned due to health reasons on February 16, 2023.

Directors, Officers and Significant Employees

Paolo Tiramani, Founder and Chief Executive Officer, Director

An industrial designer and mechanical engineer, Paolo has over 150 patent filings which have generated more than $1 billion in retail sales. Paolo founded Boxabl in 2017 and has funded Boxabl to date through his intellectual property investment company 500 Group Inc., which has been in operation since 1986. Paolo also founded Supercar System in

2014. Paolo moved operations to Las Vegas, Nevada five years ago for its strategic location, business and tax climate to develop the Boxabl project into an operating company. Paolo and Galiano Tiramani are father and son.

Galiano Tiramani, Founder and Director of Marketing, Director

Galiano is a serial entrepreneur who has founded several successful startups. Notably, a cryptocurrency exchange and bitcoin ATM network that was founded in 2014 and later sold. He also founded and operated a large green farming and processing facility in Northern California before moving to Las Vegas to pursue Boxabl full time. Galiano holds a bachelor's degree in business. Paolo and Galiano Tiramani are father and son.

David Cooper, Director

David is a self-styled "super connector" in the global industrialized construction sector who has built a multimedia highway of case studies featuring industry leaders who drive business forward. He has spent the last four years touring smart cities, net zero master planned communities, manufacturing facilities, skills training academies, job sites and more seeking out emerging building products, technology and advanced building processes across the United States, Europe and the United Kingdom. Since February 2020, David has served as host of Dave Cooper Live, LLC, an online talk show about technology, innovation and evolution of construction business. From November 2010 to October 2020, David was Managing Director at Connecticut Valley Homes, a New England based builder using volumetric modular construction for custom homes and commercial projects. David believes that changes for the greater good of the building manufacturing industry and those working in it will have a significant impact on our environment and people everywhere.

Veronica Nkwodimmah Stanaway, Director

Veronica is a financial professional with a solid track record in accounting, finance, and tax. She is an innovative thinker with strong leadership skills, excellent communication skills and a history of working with all organizational levels to implement change and improve operational performance and company value. Since February 2023, Veronica has served as Interim CFO with Oakcliff Capital Partners LP, an investment management fund that invests in publicly traded securities, where she managed all financial accounts and operations of the fund. Veronica shifted focus to family and social causes beginning in 2014 and has volunteered her time, raising funds, and providing other services with the following organizations: Bronxworks from 2016 to present; Croton PTA, Schools and Community Organizations from September 2019 to present, Harry Chapin Memorial Run Against Hunger volunteer and Board Member from March 2022 to present. Veronica also has depth of leadership experience based on her service as Senior Manager of Financial Services in Ernst & Young's Bangalore offices between January 2010 and July 2012, during which time she managed a staff of over 250; conducted recruitment, training, yearly budget and staffing projections, review of compensation, and was recognized for "Exceptional Client Service" in her first year of leading the India practice.

Gregory Ugalde, Director

Gregory is the President and Chief Legal Officer of T&M Building Co, Inc., based out of Torrington, CT, where he is responsible for company operations related to home building and land development, a role he has held since April 1994. He has specific experience with legal issues associated with home building and the formation of community developments. His prior experience includes founding legal practices associated with all aspects of land use and development. Gregory is also founder and owner of GFU Investments, LLC, a multifaceted builder and developer of minority-owned businesses concentrating on urban development and affordable housing in Connecticut's cities. In addition to service as Chairman of the National Association of Home Builders ("NAHB") in 2019, he has served the NAHB in numerous capacities, including NAHB Immediate Past Chairman 2020-2021, NAHB Board of Directors since 2003, Legal Action Committee and Legal Action Network for Development Strategies from 2000 - 2020, Green Building Task Force 2010-2013, and NAHB Budget and Finance Committee Chair and Vice Chair during 2017 chairman and 2014, respectively.

Christopher Valasek, Director

Chris currently serves as Senior Director of Product Security at Cruise LLC, an American self-driving car company headquartered in San Francisco, CA, a position he commenced in March 2023. Prior to that, Chris served at Cruise as Director of Product Security between October 2020 and March 2023; Director of Security, Autonomous Vehicle, between

July 2020 and October 2020; and Principal Autonomous Vehicle Security Architect/Engineering Manager between August 2017 and July 2020. Chris is best known for his automotive security research, including a critically acclaimed remote attack of a well-known vehicle brand via its "UConnect" media system. He has also publicly demonstrated many security vulnerabilities in various applications, with a particular focus on Microsoft Windows heap exploitation. Mr. Valasek has experience in all aspects of technical security involving information technology. He was adjunct faculty between January 2013 and June 2020 at Carnegie Mellon University in the Heinz College of Information Systems and Public Policy.

Zvi Yemini, Director

Zvi is an entrepreneur, industrialist, inventor and community activist from Israel, and the founder of The ZAG Industries, Ltd., Hydro Industry and Polymer Logistics. Zvi has experience with many public companies, including as chairperson of TechCare Ltd, a company formerly listed on the New York Stock Exchange, between September 2021 to the present. He also began serving on the board of Skenkar Design College beginning in January 2012, and served as chairperson between September 2014-September 2017, as well as on the board of YMY Industries Ltd. on December 1998. Zvi also served as a director of The Peres Center for Peace from September 2000-September 2017. He also has served on the board of Nanomedic Technology Ltd. since November 2018. He serves as partner and investor to several additional companies that are involved in innovative developments in the fields of medicine, electronics, nanoparticles and ignition.

Kyle Denman, Founder and Senior Engineer

Kyle is the senior engineer spearheading development of the Boxabl technology, and joined Boxabl in 2017 following first working with Paolo at Supercar System, where he started in 2016. A graduate in Mechanical Engineering from Stonybrook University, he holds over 20 civil engineering and automotive mechanical patents. Kyle has been swinging a hammer since he was 12 years old for his family-owned construction company and brings a deep understanding of all field issues with the industry combined with substantial engineering skills.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2022, the three highest-paid executive officers and directors were compensated as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Paolo Tiramani	CEO	$399,633	$385,767	$785,400
Galiano Tiramani	Director of Marketing	$451,912	$493,058 (1)	$944,970
Kyle Denman	Senior Engineer	$166,223	$62,988 (2)	$229,211

(1) Includes a cash bonus in the amount of $333,488, and $159,570 related to the cost of a vehicle, including sales tax.
(2) Constitutes 17,544 Stock Options granted on July 12, 2022, exercisable at $0.57 per share, that vest twenty-eight (28) months after the date of grant (November 12, 2024), and expire on July 12, 2032.

Employment Agreements with Key Executives

Effective January 1, 2023, the Company entered into employment agreements with our CEO, Paolo Tiramani, and Director of Marketing, Galiano Tiramani. Under the terms of the agreements, each will receive an annual base salary of $595,000, which may be modified at the discretion of the Board. They will both be eligible for an annual bonus determined in the sole discretion of the Board and based, in part, on the performance of the executive and of the Company during the calendar year. The bonus is not earned until paid, and if terminated prior to payment will not be pro-rated. The agreements also provide for vacation at the discretion of the executive subject to the Company's demands, reimbursement of business expenses, and use of Company employees for tasks outside the course and scope of that employee's employment with a provision for reimbursement of the Company at the employee's current hourly rate. Other benefits include personal security services and equipment, including assignment of security personnel, for the executives and their immediate families, and an automobile for the executive's personal and business use with maintenance, insurance and gas paid for by the Company. The agreements also provide for the executives to field test Company products and product components in their personal homes. The agreements provide for at-will employments and will terminate upon death or upon fourteen days written notice from the Company in the event of disability.

Compensation of Directors

For the fiscal year December 31, 2022, one of the Company's directors received a grant of Non-Qualified Stock Options (the "NQSOs") in the amount of $10,000 having an exercise price of $0.57. The NQSOs vest twenty-eight (28) months from the date of grant, on November 12, 2024) and expire July 12, 2032. The other two directors were not compensated for their board service during 2022. There were three directors in total.

In June 2023, five new, independent directors were elected by the majority stockholders. During the remainder of fiscal year 2023 and through June 2024, we expect our directors to receive compensation under the terms of their board participation agreements. Under these agreements, each director will receive $40,000 in cash as an annual fee payable in increments of $10,000 per quarter. They also received initial grants of Restricted Stock Units in the amount of $40,000 that vest at a rate of 25% per quarter beginning July 1, 2023. Awards of Restricted Stock Units will be revisited as terms of service mature. Each non-employee director is entitled to reimbursement for reasonable expenses relating to his or her service on the Board and any committee, including travel, meals, and other related expenses.

Equity Incentive Plan

On October 4, 2021, the board authorized, and the stockholders approved, the Company's 2021 Stock Incentive Plan (the "Plan"), which allows for the award of Options to purchase Common Stock, Stock Appreciation Rights, Restricted Stock,

Restricted Stock Units ("RSUs"), and Stock Grants. Pursuant to a 10-for-1 stock split in November 2021, the Plan had 150 million shares available for issuance. During the years ended December 31, 2022 and 2021, the Board had granted 17,429,934 and 63,077,310 stock options to purchase shares of Common Stock, respectively, of which 938,600 and 26,228,110, respectively, vested immediately upon issuance. The remainder vest over periods ranging from 28 to 36 months and expire ten years from the date of grant.

During the years ended December 31, 2022 and 2021, the Board granted 0 and 18,138,830 RSUs, respectively. The RSUs vest depending upon future events and so have not been recorded as compensation expense. As of December 31, 2022 and 2021, there were 17,857,140 and 17,857,140 RSUs outstanding, none of which have vested. As of December 31, 2022, the future expected compensation expense to be recorded is approximately $1.3 million. Subsequent to December 31, 2022, the Company authorized the issuance of RSUs for 36,642,958 shares of the Company's Common Stock to employees and directors.

As of June 21, 2023, 35,001,223 shares remain available for issuance under the Plan.

The Plan provides continual motivation for our officers, employees, consultants and directors (the "Participants") to achieve our business and financial objectives and align their interests with the long-term interests of our shareholders. The Plan also provides an incentive to attract, retain and reward certain employees, non-employee directors, and consultants to the Company or an Affiliate. The Plan is administered by the Board of Directors, and awards are made by the Board in its sole discretion.

Director Independence and Corporate Governance

On June 16, 2023, the Company's controlling stockholders elected five new and independent members to the Board of Directors, each identified in our table of executive officers and directors above. The Board is now comprised of a majority of independent directors as determined under the listing standards of the New York Stock Exchange ("NYSE") Section 303A. As described in more detail below, our independent directors will also serve on the Company's Audit, Compensation and Nominating and Corporate Governance Committees. Over the coming term, the Board will adopt governing principles which contain a number of corporate governance initiatives designed to comply with SEC, Sarbanes-Oxley and Dodd-Frank rules:

- Creating and maintaining a corporate governance manual and website;
- Establishing majority vote standards and resignation policy;
- Establishing procedures for nominating or recommending for nomination candidates for director;
- Ensuring a majority of the Board of Directors is comprised of independent directors;
- Creating an independent Audit Committee with a Financial Literacy and Audit Committee Financial Expert;
- Creating an independent Compensation Committee;
- Creating a Nominating and Governance Committee; and
- Adopting appropriate Codes of Business Conduct and Ethics, as well as overseeing policies designed to create robust accounting, internal control, auditing and financial matters.

In consideration of the foregoing, the Board has created the following committees, which charges and responsibilities are as described below:

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is comprised of Paolo Tiramani, Galiano Tiramani, Zvi Yemini, and Gregory Ugalde. The Nominating and Corporate Governance Committee is responsible for, among other things:

- Identifying individuals qualified to become directors consistent with criteria approved by the Board and recommend to the Board the qualified candidates for directorships to be filled by the Board or by the stockholders;
- Overseeing the evaluation of the Board and key management;
- Developing and recommending to the Board a set of corporate governance principles applicable to the Company;

- Oversight of the Company's practices and strategy as it pertains to the following (each of which may be considered an ESG mandate:
  - Workforce health and safety;
  - Human capital management;
  - Energy efficiency and the environmental impact of the Company's homebuilding process;
  - Home affordability, business ethics and compliance; and
  - Data privacy and protection.

Compensation Committee

Our Compensation Committee is comprised of David Cooper, Veronica Nkwodimmah Stanaway, Gregory Ugalde, Christopher Valasek, and Zvi Yemini. The Compensation Committee is responsible for, among other things:

- Determining corporate goals and objectives relevant to the non-independent directors and other executive officers;
- Determining the compensation of all executive officers and non-independent directors based upon their performance relative to the established goals and objectives;
- Monitoring incentive and equity-based compensation plans; and
- Preparation of any required annual report on executive compensation.

Audit Committee

Our Audit Committee is comprised of David Cooper, Veronica Nkwodimmah Stanaway, and Gregory Ugalde. The Audit Committee is responsible for, among other things:

- Assisting the Board in fulfilling its oversight responsibilities relating to:
  - The integrity of the Company's consolidated financial statements;
  - The Company's compliance with legal and regulatory requirements;
  - The qualifications and independence of the Company's Independent Auditor; and
  - The performance of the Company's internal audit function and independent auditor; and
- Preparation of any required annual report of the Audit Committee.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Intellectual Property License Agreement and Merger of Boxabl with Affiliated Company

On June 16, 2020, and subsequently amended in November 2021, Boxabl entered into an exclusive license agreement with Build IP, a subsidiary of 500 Group, which is controlled by Boxabl's founder and CEO, Paolo Tiramani. Pursuant to the license agreement, Boxabl will pay a license fee of 1% of the net selling price generated from the sale of its Casitas to Build IP. As of December 31, 2022 and 2021, $110,177 and $19,558 were recorded as royalty expense in Boxabl's consolidated financial statements accompanying this report. On June 15, 2023, the Company engaged in an all-stock statutory merger with 500 Group in which the Company exchanged 37,500,000 shares of its Non-Voting Series A-2 Preferred Stock for 500 Group's 100 outstanding shares of Common Stock in a transaction valued at $30,000,000. As a result of this merger, 500 Group and Build IP are wholly owned by Boxabl, and their assets, including the intellectual property held by Build IP, are now owned by Boxabl. Accordingly, license agreement between Boxabl and Build IP is now void.

Supercar System, Inc. Services Agreement

Effective as of January 1, 2023, the Company and Supercar System entered into a services agreement under which the Company will provide, or will cause third parties to provide, employee services in connection with Supercar System's business. Supercar System will be required to reimburse the Company for the value of the time spent by a Boxabl employee rendering services to Supercar System based on that employee's wages at the Company and for the fair market value of any goods or materials consumed in the course of performing such services. The Company can decline requests by Supercar System for any good faith reason. Supercar System is controlled by the Company's CEO, Paolo Tiramani. As of June 21, 2023, Supercar System does not have any amounts due to Boxabl.

Supercar System, Inc. Lease Agreement

Pursuant to an agreement dated April 12, 2023, but effective as of January 1, 2023, the Company will lease to Supercar System 11,970 square feet located in the Company's main property located at 5435 E. N. Belt Road, Las Vegas, Nevada for $7,409.23 per month. The agreement terminates December 31, 2026 unless otherwise amended in writing by the parties, and the Company retains the right to unilaterally terminate the agreement upon thirty days written notice. Supercar System is controlled by the Company's CEO, Paolo Tiramani.

Lease Agreement for Casitas

Pursuant to a lease agreement dated March 12, 2023, Galiano Tiramani, who is the Director of Marketing and currently serves on the Company's Board, will lease three Casitas for his personal use for a period of twenty-four months. The consideration for the lease constitutes written and/or verbal feedback to the Company regarding the livability, comfort, amenities, and any suggestions for improvement to the Casitas. Subsequently, the Company and Galiano Tiramani decided not to implement the agreement.

Related Party Loans

The Company issued a promissory note to its majority shareholder and CEO subsequent to the year ended December 31, 2020, to formalize terms of loans which were previously made subject to verbal agreements. The proceeds of the note were received in 2020. As of December 31, 2020, the loan amount is $563,911, plus accrued, and unpaid interest thereon and is due on demand. The principal balance outstanding bears a simple interest rate as the annual "prime rate" published by the Wall Street Journal (3.25% at December 31, 2020) plus one percent (1.0%). Interest accrues on the entire principal sum of this promissory note beginning January 1, 2021. This loan was repaid in August 2021.

Consulting Agreement with a Member of the Board of Directors

The Company's former director, Hamid Firooznia, provided consulting services to the Company during the fiscal year ended December 31, 2022. There was no written agreement for the services provided in 2022. Mr. Firooznia was compensated in the amount of $210,000 for those consulting services.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We have a limited operating history with a history of losses and we may not achieve or maintain profitability in the future. The Company has operated at a loss since inception and historically relied on contributions from its founders and proceeds from its offerings of securities to meet its growth needs. Further, we have only recently begun to record revenue from the sale of Boxes, our sole intended product. We expect to make significant future investments in order to develop and expand our business, which we believe will result in additional capital expenses, marketing and general and administrative expenses that will require raising funds in this and other securities offerings to cover these additional costs until we are able to generate significant revenue.

If we cannot raise sufficient funds, we will not succeed. To date, our primary source of funding has been from offerings of our securities. Until we generate enough revenue from our operations to fund our working capital and other business plans, we are likely to need additional funds in the future in order to continue to grow, including from offerings of securities, loans or other types of financing. If we cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, the Company may not survive. If we are unable to raise enough funds to develop our Company as outlined herein, we will have to find other sources of funding.

We are dependent on our ability to receive debt financing and fully draw down our potential future debt financing, which may restrict our ability to conduct our business. Our plan for manufacturing our room modules that are stacked and connected to almost any shape and style of finished buildings, and for developing the world's largest and most advanced house factory (the "Boxzilla") depends on our ability to receive sufficient financing. We are anticipating applying for a loan. There is no assurance this loan will move past the application stages. If the loan is approved, we anticipate the need to fully draw down on the potential loan facility. We may not, however, access all of these funds at once, but only over a period through periodic draws as eligible costs are incurred. Our ability to draw down these potential funds may be conditioned upon several draw conditions, including the potential achievement of progress milestones relating to the design and development of the Boxzilla, and any positive covenants, such as completed and approved facility assessments. Additionally, we anticipate the loan facility, if accepted, will require us to comply with certain operating covenants and will place additional restrictions on our ability to operate our business. We are unaccustomed to managing our business with such restrictions and others that are associated with a significant credit agreement. If we are unable to draw down the anticipated funds under the potential loan facility, or our ability to make such draw downs is delayed, we may need to obtain additional or alternative financing to operate our facilities to the extent our cash on hand is insufficient. Any failure to obtain the loan or secure other alternative funding could materially and adversely affect our business and prospects. Such additional or alternative financing may not be available on attractive terms, if at all, and could be more costly for us to obtain. As a result, our plans for building our Boxes and Boxzilla could be significantly delayed which would adversely affect our business, prospects, financial condition, and operating results.

There is no assurance that Boxabl will be able to finalize the Boxzilla manufacturing facility at all or to achieve the described square footage and size it intends. A smaller manufacturing facility than anticipated poses several risks, including reduced production capacity, increased production costs per unit, competitive disadvantages, and negative market perceptions. A smaller manufacturing facility may have limited production capacity, which could lead to reduced output and sales. This could impact the Company's ability to meet market demand and generate profits, potentially resulting in a decrease in the Company's value. A smaller manufacturing facility may not benefit from economies of scale, leading to higher production costs per unit. This could result in lower profit margins and potentially reduced shareholder returns. If the Company's competitors build larger, more efficient manufacturing facilities, the Company may struggle to compete in terms of price and quality. This could result in lower sales and reduced market share. If the Company creates a smaller manufacturing facility than anticipated, then it may expect a lower ability to execute its business plan. This could lead to a negative perception among investors, potentially resulting in reduced interest in the Company's potential future financing rounds. Overall, the anticipated Boxzilla carries significant risks for investors, which should be carefully considered before making any investment decisions.

The Company has realized significant operating losses to date and expects to incur losses in the future. The Company has operated at a loss since inception, and these losses are likely to continue. Boxabl's net loss for the fiscal years ended December 31, 2022 and 2021, as reflected in our audited consolidated financial statements, was $610,748,564 and $13,584,157, respectively. A significant amount of the increased loss for the fiscal year ended December 31, 2022, was the result of the conversion of outstanding Convertible Promissory Notes being accounted as extinguishment of debt at fair market value. See below, *Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview*. Nevertheless, we expect to continue to see a net loss in connection with our results of operations as we continue to increase production, expand our manufacturing facilities, and develop our manufacturing processes. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

The Company has incurred much higher production costs during 2021 and 2022, and those costs may continue. From October 2021, when we first began producing Casitas, through December 2022, the Company's cost of goods sold increased significantly for various reasons, including the following:

- Inefficiencies due to new machinery and newness of product and procedures which required significant training of the workforce.

- In order to catch up with its delivery obligation under the ADS sales contract, the Company hired additional outside labor and paid overtime and double-time shifts.

- Tight skilled labor market which caused higher labor rate.

- Supply chain delivery issues which caused the purchase of several items of material from local vendors with a substantially higher price.

- The Company is still undertaking major research and development activities to streamline its production, substitute new material, and upgrade its equipment in order to automate its production.

The regular one-shift production capacity of the factory was two per day. The actual units produced in the last quarter of 2021 was 35 units and 259 units were produced during 2022 due to the above factors. We have expanded our production capacity by leasing a second factory during 2022 and seek to automate our manufacturing process. More recently, we leased a third manufacturing facility in May 2023. However, there is no guarantee that our efforts will resolve all of the challenges we face in ramping up production of Casitas sufficient to meet demand. If we fail to successfully scale up our production, or incorrectly estimated the cost of production related to the price of each Casita, the Company's results of operations and financial condition may be adversely impacted. Moreover, if we fail to produce enough Casitas to meet demand, we may lose potential customers who have indicated interest in our products.

The Company is the process of becoming a reporting company with the SEC. Pursuant to this Registration Statement, the Company is registering its Non-Voting Series A Preferred Stock, Non-Voting Series A-1 Preferred Stock, Non-Voting Series A-2 Preferred Stock, and its Common Stock with the SEC and becoming a reporting public company. Becoming a reporting company will subject the Company to additional initial and ongoing compliance and reporting costs and administrative burdens, additional professional fees (legal and accounting) as well as costs associated with internal staff. Therefore, the costs for these functions in previous years are not indicative of future costs.

As we grow our business, we may not be able to manage our growth successfully, including development of our internal controls. As we build and scale up our factories, develop our automated processes for building casitas, increase the output of our casitas and other products, and grow our customer base, we will face business risks commonly associated with rapidly growing companies, including the risk that existing management, information systems and financial and internal controls may be inadequate to support our growth. We cannot predict whether we will be able to respond on a timely basis, or at all, to the changing demands that our growth may impose on our existing management and infrastructure. For example, increasing demands on our infrastructure and management could cause any of the following to occur or increase:

- inadequate internal controls required for a regulated entity;

- inadequate financial controls needed as we transition to become a reporting company;

- delays in our ability to handle the volume of customers; and

- failure to properly review and supervise personnel to make sure we are compliant with our duties as a public company.

We have found it difficult to hire and retain qualified persons to manage our internal controls and reporting functions, including roles such as chief financial officer, controller and other accounting positions. In terms of employee oversight, we have become aware of at least one instance in which an employee engaged in fraudulent conduct. As part of our work in establishing strong internal controls, we have undertaken an internal audit for compliance with all applicable laws. If we fail to adapt our management, information systems and financial and internal controls to our growth, or if we encounter other unexpected difficulties, our business, financial condition and operating results will suffer.

Our future success is dependent on the continued service of our senior management and in particular our Founder and Chief Executive Officer Paolo Tiramani. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. This is particularly true of our Founder and Chief Executive Officer Paolo Tiramani, who designed and patented our core intellectual property. We do not maintain "key person" life insurance coverage for our CEO. The experience, technical skills and commercial relationships of our key personnel provide us with a competitive advantage, particularly as we are building our brand recognition and reputation.

We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results. We have received substantial interest in our Casita Boxes and will strive to meet that demand. This will require significant scaling up of operations, including acquiring additional facilities space, and skilled labor. To date, we have limited experience manufacturing our products at a commercial scale. If we are unable to effectively manage our scaling up in operations, we could face unanticipated slowdowns, problems and costs that harm our ability to meet production demands.

We may not succeed in developing our business plans, or our business plans may not work as we intend. There is no assurance that the Company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the Company's revenues may vary by quarter, and its operating results may experience fluctuations. If our business plans do not succeed, our Company may liquidate, dissolve or declare bankruptcy and our investors may receive nothing.

Decreased demand in the housing industry would adversely affect our business. Demand for new housing construction is tied to the broader economy and factors outside the Company's control. Should factors such as the post-COVID-19 economy, including rising interest rates, a slowdown in the housing market, concerns regarding the health of the U.S. economy, and a continued loss of general economic activity, we could experience a slower growth in demand for our Boxes.

We are subject to different macro-economic sensitivity. The Company's business is subject to the impact of changes in global economic conditions, including, but not limited to, recessionary or inflationary trends, market conditions, consumer credit availability, interest rates, consumers' disposable income and spending levels, job security and unemployment, and overall consumer confidence. These economic conditions may be further affected by political events throughout the world that cause disruptions in the financial markets, either directly or indirectly. Adverse economic and political developments could have a material adverse effect on the Company's profitability, results of operations and financial condition.

Insufficient or delayed supply of materials for manufacturing and assembling our products threatens our ability to meet customer demands while over capacity threatens our ability to generate profits. Any failure by us to properly manage our supply chain could have a material adverse effect on our business, financial condition, and results of operations. As we increase the scale of our operations, we may need to change partners and suppliers on a frequent basis to ensure quality control, manage costs, and production schedules. Changing partners or suppliers could result in delays or other unintended consequences, such as an increase in costs and/or a decrease in quality. Additionally, any border restriction, delays, or closures may threaten our ability to meet customer demands, earn revenues, or impact our ability to either continue or develop relationships with partners and suppliers. The extent of the impact of natural disasters, climate events, COVID-19 or other epidemics, war, inflation, and other potential macroeconomic events on future periods will depend on future developments, all of which are uncertain and cannot be predicted; including the duration or resurgence of the pandemic, government responses and health and safety measures or directives put in place by public health authorities, and sustained pressure on global supply chains causing supply and demand imbalances. Limited or disrupted supply of our products, including key raw materials to make these products could have an adverse effect on our business. There is a risk of the inability to scale production and manage our supply chain. Overall, the ongoing effects of COVID-19 could have a material adverse impact on our business, results of operations, financial condition and cash flows.

The global COVID-19 pandemic and containment measures taken in response to it have adversely impacted our business, results of operations, capital spending, business planning, and financial condition, and may continue to do so depending on uncertain future developments. Global health concerns relating to the COVID-19 outbreak have impacted the macroeconomic environment, and the outbreak has significantly increased economic uncertainty. The outbreak resulted in governments in countries across the globe implementing measures to try to contain the virus, such as travel restrictions, social distancing, and restrictions on business operations which have impacted consumers and businesses. These measures have adversely impacted and may further impact our workforce and operations and the operations of our business partners, customers, stakeholders, and suppliers. While some of these measures have eased in certain jurisdictions, others have remained in place. The extent to which current health measures are removed or new measures are put in place will depend on how the pandemic evolves, as well as the progress of the local and global roll-out and acceptance of vaccines. Even after the COVID-19 pandemic has subsided, we may continue to experience material adverse impacts on our business and our results of operations because of its global economic impact, including any recession that has occurred or may occur in the future.

If we do not protect our brand and reputation for quality and reliability, or if consumers associate negative impressions of our brand, our business will be adversely affected. As a new entrant in the highly competitive home construction market, our ability to successfully grow our business is highly dependent on the reputation we establish for quality and reliability. To date, we have built a positive reputation based on our demonstration products for trade shows and conferences. As we expand operations to selling Boxes, we will need to deliver on the quality and reliability that is expected of us. If potential customers create a negative association about our brand, whether warranted or not, our business could be harmed.

Public perception is important as a public company engaged in equity crowdfunding, potentially making Boxabl susceptible to negative postings and false allegations about the Company and its products. As a company raising money from the crowd, Boxabl's funding is highly dependent upon investors who get information from a wide variety of sources that rely on user-generated content (e.g., social media, Reddit, message boards, blogs, etc.). These sources often have little to no standards for posting, and many of them allow people to post without even requiring a real name. As a result, these mediums can be susceptible to misinformation, disinformation, and campaigns where individuals using bots and/or fake accounts can create the illusion of "social proof." For instance, Boxabl and its management have previously been the subject of negative postings, including misinformation and false allegations, made on multiple social media platforms. To the extent the Company becomes the target of a negative PR campaign from one or more individuals, the negative publicity may have an adverse impact on the Company, its fundraising, its reputation, and has the potential to distract management's attention from the Company's business.

Our business depends upon our patents and trademarks. Any failure to protect those intellectual property rights, or any claims that our technology infringes upon the rights of others may adversely affect our competitive position and brand equity. Our future success depends significantly on the intellectual property created by our founder and CEO. If the

Company is unable to protect that intellectual property from infringement, or if it is found to infringe on others, our business would be materially harmed as competitors could utilize our same building and shipping designs.

Inability to license other intellectual property rights. The technology we use may require the use of other existing technologies and processes, which are currently, or in the future, will be, subject to patents, copyrights, trademarks, trade secrets or other intellectual property rights held by other parties, in which case we will need to obtain one or more licenses to use those other technologies. If we are unable to obtain licenses on reasonable commercial terms from the holders of such other intellectual property rights, we could be required to halt development and manufacturing or redesign our technology, failing at which it could bear a substantial risk of litigation for misuse of the other technologies. In any such event, our business and operations could be materially adversely affected.

Additional engineering is required for our manufacturing facility to begin production as the scale necessary to make the business viable. We are in the process of outfitting our initial manufacturing space, and second facility in the Las Vegas area for our Boxes and to refine the manufacturing process. Our business relies on being able to produce our Boxes at scale, which can only be done once we refine our manufacturing process for specialization of functions. If we are not able to refine our processes to achieve production at scale, our financial results may be negatively impacted.

We have accepted deposits for a product we are not yet able to produce at scale. As of the date of this registration statement, we currently hold deposits ranging from $100, $200, $1,200 or $5,000 from approximately 8,300 prospective customers as of June 30, 2023. These deposits are being recorded as liabilities of the Company and have not been maintained in a segregated account. As such, if the Company is not able to deliver the requested product, we will be obligated to return the deposit, whether funds are available or not. If the prospective purchaser merely decides to not purchase a Box once they are available, they will forfeit their deposit.

Volatility in commodity prices and product shortages may adversely affect our gross margins. Volatility in commodity prices and product shortages may adversely affect our gross margins. Our Boxes contain commodity-priced materials. Commodity prices and supply levels affect our costs. For example, steel is a key material in our Casita. The price of steel will vary based on the level of supply in the market, and demand from other users. Any shortages could adversely affect our ability to produce our Boxes and significantly raise the cost of their production. Further, our ability to pass on such increases in costs in a timely manner depends on market conditions, and the inability to pass along cost increases could result in lower gross margins.

We will rely on third-party builders to construct our Boxes on site, and we intend to rely on third-party franchisees to manufacture Boxes. The failure of those builders to properly construct homes and franchisee manufacturers to properly manufacture Boxes could damage our reputation, result in costly litigation and materially impact our ability to succeed. We sell our Boxes to Boxabl trained and certified builders, who are then responsible for on-site building and assembly. Purchasers can also order directly from us, and they will need to engage their own builders. We may discover that builders are engaging in improper construction practices, negatively impacting the reliability of our Boxes. Further, we not only intend to manufacture the Boxes at our own factories but also to rely on third-party franchisees to manufacture our Boxes. To the extent that we do, we cannot be certain that any such franchisees will act in a manner consistent with our standards and requirements and produce Boxes in accordance with our quality standards. We may discover that our franchisees do not end up operating their franchises in accordance with our standards or applicable law. Furthermore, mistakes made by builders in connection with on site construction, or mistakes made by franchisees in connection when manufacturing Boxes, could result in Boxes failing to meet advertised standards. The occurrence of such events by the builders or franchisees could result in liability to us as well as reputational damage.

If an unknown defect was detected in our Boxes or Box designs, our business would suffer and we may not be able to stay in business. In the ordinary course of our business, we could be subject to home warranty and construction defect claims. Defect claims may arise for a significant period of time after a building with our Boxes has been completed. Although we maintain general liability insurance that we believe is adequate and may be reimbursed for losses by subcontractors that we engage to assemble our homes, an increase in the number of warranty and construction defect claims could have a material adverse effect on our results of operations. Furthermore, any design defect in our components may require us to correct the defect in all of the projects sold up until that time. Depending on the nature of the defect, we may not have the financial resources to do so and would not be able to stay in business. Even a defect that is relatively minor could be extremely costly to correct in every home and could impair our ability to operate profitably.

We may be subject to litigation arising out of our operations. Damages claimed under such litigation may be material, and the outcome of such litigation may materially impact our operations and the value of the Company's securities. While we will assess the merits of any lawsuits and defend such lawsuits accordingly, we may be required to incur significant expenses or devote significant financial resources to such defenses. In addition, the adverse publicity surrounding such claims may have a material adverse effect on our operations. Some potential examples include the following: reputational damage, legal action, regulatory scrutiny, financial impacts, and operational impacts. Additionally, a negative outcome could make it more difficult for Boxabl to secure financing or investment in the future. The various risks and material impacts may result in lower revenue and market shares, financial penalties, legal fees, potential litigation that could be costly and time-consuming, potential restrictions on business operations, refunds, returns, or other forms of compensation to the customer. Furthermore, a negative outcome to the complaint may require us to make changes to our business practices, processes, or products which could be time-consuming and costly and impact our ability to deliver on our commitments to other customers.

The Company's activities will generally be taxable in the jurisdictions in which it operates. Changes to taxation laws in any jurisdiction where the Company operates could materially affect the business. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner that could materially affect the Company's profits and that may result in a material adverse effect on the Company's profitability, results of operations and financial condition.

The Company's activities will generally be taxable in the jurisdictions in which it operates. The Company may hold both cash and loans payable with variable interest rates as well as loans receivable, loans payable, or other forms of debt securities. These interest-bearing financial instruments pose risks with any changes in market interest rates of the period in which they are held.

A significant uninsured loss or a loss that significantly exceeds the limits of the Company's insurance policies could have a material adverse effect on our operations. We maintain insurance policies covering usual and customary risks associated with our business. A large-scale manufacturer is generally exposed to the risks inherent in the construction and operation of manufacturing facilities, such as breakdowns, manufacturing defects, natural disasters, theft, terrorist attacks and sabotage. We rely on our own insurance policies to cover losses as a result of *force majeure*, natural disasters, terrorist attacks or sabotage among other things. While we perform a review of insurance policies, a significant uninsured loss or a loss that significantly exceeds the limits of such insurance policies or the failure to renew such insurance policies on similar or favorable terms could have a material adverse effect on our operations and ability to continue as a going concern.

The housing industry is highly competitive and many of our competitors have greater financial resources than we do. Increased competition may make it difficult for us to operate and grow our business. The housing industry is highly competitive and we compete with traditional custom builders, manufactured and modular home builders, and other innovative entrants. In addition, we compete with existing homes that are offered for sale, which can reduce the interest in new construction. Many of our competitors have significantly greater resources than we do, a greater ability to obtain financing and the ability to accept more risk than we can prudently manage. If we are unable to compete effectively in this environment, we may not be able to continue to operate our business or achieve and maintain profitability.

Government regulations may cause project delays, increase our expenses, or increase the costs to our customers which could have a negative impact on our operations. We are subject to state modular home building codes, and projects are subject to permitting processes at the local level. If we encounter difficulties obtaining such approvals or with such processes, we could experience increased costs and may be limited in our ability to access such state or local markets, and may face penalties for purported non-compliance with applicable regulations. For more details, see *The Company's Business – Litigation*. Further, modular home codes may change over time, potentially increasing our costs, which we may not be able to pass on to customers, negatively impacting our sales and profitability. Existing or new laws and regulations affecting modular home construction, shipping and installation and the housing industry generally could adversely affect our business, including significant expenses necessary to comply with such laws and regulations, and could limit our business growth.

Increases in the cost of raw materials, or supply disruptions, could have a material adverse effect on our business. Our raw materials consist of steel, foams, and plastics, which primarily are sourced from, or dependent on materials sourced from domestic vendors who may source their material from overseas. The costs of these materials may increase due to increased tariffs or shipping costs or reduced supply availability of these materials more generally. Further, global or local natural disruptions, including the COVID-19 pandemic, may impact the supply chain, including limiting work in factories producing the materials into useable forms or impacts on the supply chain. Disruptions in supply could result in delays in our production line, delaying delivery of products. Further, we may not be able to pass through any increased material costs to our customers which could have a material adverse effect on our ability to achieve profitability. To the extent that we are able to pass through increased costs, it may lessen any competitive advantage that we have based on price.

Disruptions in payment processing systems could adversely impact our operations. We receive payments for our products and services using a variety of different payment methods, including credit and debit cards. We rely on systems of third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, or changes to rules or regulations concerning payment processing, our revenue, operating expenses, and results of operations could be adversely impacted. If these third parties become unwilling or unable to continue processing payments on behalf of our affiliates or partners, it would have to find alternative methods of collecting payments, which could adversely impact user acquisition and retention.

We may not be able to collect amounts owed to us. As part of our regular business operations, we will facilitate and fulfill orders/purchases on a credit or invoice basis. The customers receiving these effective advances may not meet financing criteria for conventional lending from institutional lenders. As a result, these advances and loans are generally riskier and carry a high credit risk. Failure to receive, or requirement to collect, the amounts owed to us thereunder may result in financial losses and expenses which would adversely affect our returns and operations.

The Company has never paid a dividend nor made a distribution on any of our securities. Further, the Company may never achieve a level of profitability that would permit payment of dividends or other forms of distribution to its stockholders. Given the stage of the Company's business, it will likely be a long period before the Company could be in a position to declare dividends or make distributions to its stockholders. The payment of any future dividends by the Company will be at the sole discretion of the Company's management. Holders of eligible shares will be entitled to receive dividends only when, as, and if declared by the Company's Board.

Delays and cost over-runs may occur each time we enter into production for a new model, as well as in the setup, upgrade, and construction of our facilities to meet our assembly and production requirements. Several factors which could cause such delays or cost over-runs include, without limitation, permitting delays, construction pricing escalation, changing engineering and design requirements, the performance of contractors, labor disruptions, adverse weather conditions, and the availability of financing. Even when complete, a production and assembly plant may not operate as planned due to design or manufacturing flaws, which may not all be covered by warranty.

Our growth in part depends on our ability to develop and market new products and improvements to our existing products that appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our research and development team in developing and testing product prototypes, including complying with applicable governmental regulations, the success of our management and sales and marketing team in introducing and marketing new products and positive acceptance by consumers. Failure to develop and successfully market and sell new products, including the products we are currently working to develop, may inhibit our growth, sales, and profitability.

We are exposed to risks from loss of information and data breaches. Through the use of our applications and software we gather certain non-identifiable user information. As such, we are exposed to the legal and reputational risk of the loss, misuse, or theft of any such information. Cybersecurity has become an increasingly problematic issue for businesses in the United States, UK and around the world. A cyber-attack could compromise confidential information and result in negative consequences, including remediation costs, loss of revenue, regulatory scrutiny, litigation, and reputational damage. As a result, we continually monitor for malicious threats and adapt accordingly to ensure we follow industry best practices and maintain high privacy and security standards.

There could be an anti-spam legislation risk. The Company may employ a direct marketing strategy using email communication. It may acquire email addresses through consumer sign-ups, the purchase of email distribution lists, organic growth, events, or other means. Emails sent by Boxabl are subject to the regulation and anti-spam legislation or similar legislation in other jurisdictions that it may be operating in. Violation of these or other similar legislation may result in legal, regulatory and/or financial action taken against the Company that could have an adverse impact on its operations, financial results or reputation.

We include a discussion of our future plans and goals that rely on the occurrence of certain assumptions, and should those assumptions not be correct or not occur, then the timing of our plans may change or not occur at all. We discuss plans for the Company's business development based on certain assumptions. Our plans will only be achieved if the assumptions they are based on are correct. There are many reasons why the assumptions could be inaccurate, including customer acceptance, competition, general economic conditions and our own inability to execute our plans. If our assumptions are inaccurate or otherwise incorrect, we may have to change our business development plans, which may have an adverse impact on the Company and its financial condition.

Our stockholders do not have significant influence on the management of the Company. The day-to-day management, as well as big-picture decisions, are made exclusively by our executive officers and directors. Our stockholders have a very limited ability, if any, to vote on issues of Company management and do not have the right or power to take part in the management of the Company and will not be represented on the board of directors of the Company. See *Description of Capital Stock – Third Amended and Restated Stockholders Agreement* for more information.

The holders of our classes of Preferred Stock have liquidation preferences in the event of the voluntary or involuntary liquidation, dissolution or winding up of the Company. In the event the Company should liquidate, dissolve or wind up its business, after payment to all of the Company's creditors, the remaining assets would be available for distribution to holders of the Company's capital stock. The Preferred Stockholders take priority over the holders of the Company's Common Stock. The following table summarizes the liquidation preferences as of December 31, 2022 in order of liquidation:

	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Balance
Non-Voting Series A-2 Preferred Stock	1,150,000,000	120,868,572	$ 96,694,858
Non-Voting Series A-1 Preferred Stock	1,100,000,000	848,322,763	67,017,494
Non-Voting Series A Preferred Stock	250,000,000	194,422,430	3,305,181
Total Series A Preferred Stock as of December 31, 2022	2,500,000,000	1,163,613,765	$ 167,017,533

Should there be insufficient assets to pay all the holders of all classes of Preferred Stock the full amount to which they shall be entitled, then the available assets will be distributed pro rata. In that event, holders of the Company's Common Stock would not receive any distributions until the liquidation preferences due to holders of the Company's` Preferred Stock have been paid in full.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of June 30, 2023, following the 10-for-1 forward split in November 2021, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 5% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 5% of any class of our capital stock:

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Paolo Tiramani(1)	2,213,755,800 shares of Common Stock (2)	–	73.7919
Common Stock	Galiano Tiramani(1)	773,755,800 shares of Common Stock (3)	–	25.7919
Common Stock	Officers and Directors as a Group	2,987,511,600 shares of Common Stock (4)	—	99.5837

(1) C/O Boxabl Inc., 5345 E. No. Belt Rd., North Las Vegas, NV, 89115.

(2) Includes 1,087,800,000 shares of Common Stock owned by the Paolo Tiramani 2020 Family Gift Trust.

(3) Includes 397,800,000 shares of Common Stock owned by the Galiano Tiramani 2020 Family Gift Trust.

(4) Does not include 10,000 shares of Common Stock underlying Restricted Stock Units that vested for each of the five new directors on July 1, 2023, amounting to a total of 50,000 shares of Common Stock. For details regarding vesting terms, see *Compensation of Directors and Executive Officers*.

RECENT OFFERINGS OF SECURITIES

Since December 31, 2019, the Company has engaged in the following offerings of securities (with the number of shared issued adjusted to reflect the 10-for-1 forward stock split effected by the company on November 23, 2021):

- From July 14, 2020 through October 10, 2020, the Company sold 76,428,570 shares of Non-Voting Series A Preferred Stock* and the underlying Common Stock into which they convert under Regulation Crowdfunding for a total of $1,070,000.

- From July 14, 2020 through October 10, 2020, the Company sold 78,730,340 shares of Non-Voting Series A Preferred Stock and the underlying Common Stock into which they convert under Rule 506(c) of Regulation D for a total of $1,102,224.76.

- From December 2, 2020 through May 22, 2021, the Company sold 33,349,920 shares of Non-Voting Series A Preferred Stock and the underlying Common Stock into which they convert under Rule 506(b) of Regulation D for a total of $566,950.00.

- From November 17, 2020, through April 1, 2022, the Company sold Convertible Promissory Notes, which converted into shares of Non-Voting Series A-1 Preferred Stock* on April 1, 2022, under Rule 506(c) of Regulation D for a total of $44,800,271. For details regarding the conversion of the Convertible Promissory Notes, see *Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview – Sale and Subsequent Conversion of Convertible Promissory Notes.*

- From May 3, 2021, through November 13, 2021, the Company sold 68,097,240 shares of Non-Voting Series A-1 Preferred Stock and the underlying shares of Common Stock into which they convert under Regulation Crowdfunding for a total of $4,834,904.

- On March 31, 2022, the Company commenced a Regulation A offering in which it sold Non-Voting Series A Preferred Stock, Non-Voting Series A-1 Preferred Stock, Non-Voting Series A-2 Preferred Stock* and the underlying shares of Common Stock into which they convert. The Regulation A offering also included selling securityholders selling Common Stock. The offering terminated on January 12, 2023, by which time the Company had sold 5,913,600 shares of Non-Voting Series A Preferred Stock for a total of $82,533; and 741,700 shares of Non-Voting Series A-1 Preferred Stock for a total of $58,594; and 81,064,147 shares of Non-Voting Series A-2 Preferred Stock for a total of $64,850,262; and the selling securityholders sold 12,488,400 shares of Common Stock for a total of $9,990,720.

- From August 25, 2022 through February 20, 2023, the Company sold 5,913,887 shares of Non-Voting Series A-2 Preferred Stock and the underlying shares of Common Stock into which they convert for a total of $4,731,110 in reliance on Regulation Crowdfunding.

- Beginning November 23, 2021, and continuing into 2023, the Company has been engaged in an exempt offering of Non-Voting Series A-2 Preferred Stock and the underlying shares of Common Stock into which they convert pursuant to Rule 506(c) of Regulation D. As of September 1, 2023, the Company has sold 43,915,600 shares of Non-Voting Series A-2 Preferred Stock for gross proceeds of approximately $32,993,120.

- On June 15, 2023, the Company engaged in a statutory merger with an affiliated corporation, 500 Group, in which the Company exchanged 37,500,000 shares of Non-Voting Series A-2 Preferred Stock in exchange for 500 Group's 100 outstanding shares of Common Stock in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended. For details, see *Interest of Management and Others in Certain Transactions*.

* All classes of Preferred Stock convert into Common Stock upon the Company undertaking a firm underwriting registered offering (an "IPO") or an offering under Regulation A.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Fifth Amended and Restated Articles of Incorporation and our Bylaws. For a complete description of our capital stock, you should refer to our Fifth Amended and Restated Articles of Incorporation, and our Bylaws, and applicable provisions of the Nevada corporation law.

As of September 1, 2023, our authorized capital stock consists of 20,000,000,000 shares. Of that amount, 6,600,000,000 shares are designated as Common Stock, $0.00001 par value per share, with 3,000,000,000 outstanding as of September 1, 2023. 13,400,000,000 shares are designated as Preferred Stock, $0.00001 par value per share, and as of September 1, 2023:

- 250,000,000 are designated as Non-Voting Series A Preferred Stock, and 194,422,430 shares are outstanding;

- 1,100,000,000 are designated as Non-Voting Series A-1 Preferred Stock, and 848,322,763 shares are outstanding;

- 2,050,000,000 are designated as Non-Voting Series A-2 Preferred Stock, and 168,363,334 shares are outstanding; and

- 8,750,000,000 are designated as Non-Voting Series A-3 Preferred Stock, and 0 shares are outstanding.

The outstanding shares reflect the Company's 10-for-1 forward split, which was effective on November 23, 2021.

Non-Voting Series A, A-1, A-2, and A-3 Preferred Stock

Voting Rights

Holders of Non-Voting Series A, Non-Voting Series A-1, Non-Voting Series A-2, and Non-Voting Series A-3 Preferred Stock (together, the "Preferred Stock") will have no voting rights on matters put to the stockholders for a vote.

Dividends

Other than dividends on shares of the Company's Common Stock payable in shares of Common Stock, the holders of the then outstanding Preferred Stock shall first receive, or simultaneously receive, a dividend in an amount equal to the dividend payable to holders of our Common Stock.

Right to Receive Liquidation Distributions

In any event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment to all creditors of the Company, the remaining assets of the Company available for distribution to its stockholders will be distributed first among the holders of Non-Voting Series A, Non-Voting Series A-1, Non-Voting Series A-2, and Non-Voting Series A-3 Preferred Stock together, and then to the holders of Common Stock. The Non-Voting Series A Preferred Stock issued in our concurrent offerings under Regulation Crowdfunding and Regulation D include a preferred liquidation preference in an amount equal to $0.017 per share held (the "Preferred Payment" following the 10-for-1 forward split). This Preferred Payment represents a bonus to those holders, as they paid the equivalent of $0.014 per share and are eligible for a Preferred Payment of $0.017 per share. The Preferred Payment for the Non-Voting Series A-1 Preferred Stock is $0.079 per share. The Preferred Payment for the Non-Voting Series A-2 Preferred Stock is $0.80 per share, which is equal to the per share price in the Company's Regulation A offering. The Preferred Payment for the Non-Voting Series A-3 Preferred Stock is $0.80 per share, which is the Seies A-3 Original Issue Price as defined in Article 4.B.2. of our Fifth Amended and Restated Articles of Incorporation. Investors who received their shares of Non-Voting Series A-1 Preferred Stock in the Company's offering under Regulation Crowdfunding at $0.071 per share will have the same Preferred Payment of $0.079 per share, representing a bonus to those holders as well.

If there are insufficient assets for the Preferred Payment, then the holders of the Non-Voting Series A, A-1, A-2, and A-3 Preferred Stock will receive their pro rata share of available assets upon liquidation of the Company. By way of example, if in the event of liquidation the Company were only to have distributable assets of $0.50 for every dollar invested by the preferred stockholders, each holder of Non-Voting Series A Preferred Stock would receive $0.0085 per share held, the Non-Voting Series A-1 Preferred Stock holders would receive $0.0395 per share held, the Non-Voting Series A-2 Preferred Stock holders would receive $0.40 per share held, and the holders of Common Stock would receive nothing. As of the date of this filing, no shares of Non-Voting Series A-3 Preferred Stock have been issued or sold, but to the extent the Company undertakes a future sales of this class of Preferred Stock, those holders would be entitled to the same liquidation preference as the holders of the Non-Voting Series A-2 Preferred Stock.

Conversion Rights

Upon the occurrence of firm underwriting registered offering (an "IPO"), the Non-Voting Series A, A-1, A-2, and A-3 Preferred Stock will automatically convert into voting Common Stock of the Company.

Rights and Preferences

Holders of the company's Non-Voting Series A, A-1, A-2, and A-3 Preferred Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Non-Voting Series A, A-1, A-2 and A-3 Preferred Stock.

Common Stock

Voting Rights

Holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of the Stockholders and written actions in lieu of meetings, including the election of directors. There is no cumulative voting.

Dividends

The dividend rights of holders of our Common Stock are subject to, and qualified by, the dividend rights of our Preferred Stock.

Right to Receive Liquidation Distributions

Subject to any rights of the holders of the Non-Voting Preferred Stock, in any event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment to all creditors of the Company, the remaining assets of the Company available for distribution to its stockholders will be distributed among the holders of Common Stock on a pro-rata basis by the number of shares held by each holder.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

Third Amended and Restated Stockholders Agreement

All holders of the Company's Common Stock and Non-Voting Series A, A-1, A-2, and A-3 Preferred Stock will be subject to our Stockholders Agreement. The following summary is qualified in its entirety by the terms and conditions of the Stockholders Agreement itself. Certain provisions described below may have the effect of delaying, deferring or preventing a change in control of the Company.

Directors and Management of the Company

The Stockholders Agreement provides for control of the Board of Directors of the Company by Paolo Tiramani and Galiano Tiramani.

Supermajority Approval

The Stockholder Agreement further provides for supermajority approval of the voting holders of Common Stock of the Company for the Company to undertake specified actions, including, but not limited to, amending the Articles of Incorporation or Bylaws, appointing or removing the Company's independent accountant or changing accounting methods or policies other than as required by GAAP, and effectuating a change of control of the Company.

Restriction on Transfer

Holders of the Common Stock and Non-Voting Series A, A-1, A-2 and A-3 Preferred Stock are restricted from transferring their shares acquired, except under limited circumstances following approval of the Board of Directors of the Company. The purpose of this provision is to grant a measure of control to the Board of Director to ensure that any transfer does not result in ownership interests by competitors of the Company, or would create significant burdens or obligations for the Company to comply with federal or state laws. For any transfer approved by the Board of Directors, the transferee will be required to become party to the Stockholders Agreement as well.

Release of Obligations Upon Transfer

As the Stockholders Agreement applies to senior management of the Company as well as investors in this offering, it includes obligations that may not be applicable to all investors because of their circumstances. For instance, the Stockholders Agreement includes a requirement to maintain the confidentiality of non-public information about the Company. However, an investor who does not serve the Company in the capacity of an employee, executive officer or director would likely only have access to public information, and never encounter an instance in which the investor would incur any liability to the Company for sharing of such information. Other provisions, like the representation about the capacity or authority to enter into the Stockholders Agreement, if breached by the investor, may require corrective actions to be taken, which create liability to the Company by the investor. Further, as noted above, the Stockholders Agreement includes certain restrictions on transfer which must be complied with, otherwise corrective actions would need to be taken, creating a liability to the Company by the investor.

That said, investors will only be subject to the provisions of the Stockholders Agreement while holding the shares of the Company. Should an investor transfer of all the shares held by the investor, in compliance with the Stockholders Agreement, the investor will have no further obligations under the Stockholders Agreement and not be liable to the Company for any action that may be considered a breach of the Stockholders Agreement.

Drag-Along Provision

In the event one or more stockholders intend to sell in the aggregate more than 50% of the Company's total outstanding shares to a third party, and the third party conditions such sale on the third party's ability to purchase all of the Company issued and outstanding share, then the selling stockholders have the right to require each of the other stockholders to sell all of their shares to the third party purchaser on the same terms and conditions.

Termination of Stockholders Agreement

The Stockholders Agreement will terminate upon the earliest of (1) the consummation of an IPO pursuant to an effective registration statement; (2) a merger or business combination resulting in the Company being traded on a national securities exchange; (3) the date that there are no holders of the Company's equity securities; (4) dissolution or winding up of the Company; or (5) by unanimous agreement of the stockholders of the Company.

Forum Selection Provision

The Stockholders Agreement requires that any suit or action based on contract or tort, or otherwise to enforce any provision of the Stockholders Agreement be brought in the Eighth Judicial District Court of Clark County, Nevada. If the Eighth Judicial District Court of Clark County does not have jurisdiction, then the matter may be adjudicated in another state district court in the State of Nevada, or in federal court located within the State of Nevada. Although we believe the provision benefits us by providing increased consistency in the application of Nevada law in the types of lawsuits that may be brought to enforce contractual rights and obligations under the Stockholders Agreement and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time traveling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision may not be used to bring actions in state courts for suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The Stockholders Agreement also provides that investors waive the right to a jury trial of any claim they may have against us arising out of or relating to the Stockholders Agreement, including any claim under federal securities laws. By investing in this offering, the investor knowingly and voluntarily waives his or her jury trial rights. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Spousal Consent

The Company requires that a married investor provide a spousal consent to the Stockholders Agreement. A spousal consent is important to the Company because in the event of dissolution of a marriage, or death of the investor with the spouse inheriting the securities in this offering, the spouse taking possession of the shares will be bound by the terms of the Stockholders Agreement, providing certainty to the Company for the enforcement of the agreement. The Company requires that the spousal consent be provided to the Company within 15 days of confirmation of an investment in the Company. While non-receipt of a spousal consent when necessary may result in equitable remedies pursuant to the Stockholders Agreement, it is not a condition of the investment or being a stockholder of the Company.

What it means to be a minority holder

As an investor in Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns. When a company is created and seeks investment from outside investors, like you, the price paid per share of stock can vary.

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor's stake in a company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of the company that you own will go down, even though our value and your shareholding may go up—you own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of Boxabl or expecting each share to hold a certain amount of value, it is important to realize how dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

VALUATION

We set the valuation based on internal analyses, including the performance and price of previous rounds, the subsequent growth and development of our community, and the early performance of our first projects, along with discussions with third parties including our lawyers, advisors, seed investors, and venture capitalists with whom our co-founders have worked in the past. Our goal was to establish a valuation that is fair to all parties, while keeping it attractive to new investors. We believe that giving what we consider the best possible terms to new investors will accelerate the growth of the company and increase the long-term engagement of these investors as the company grows. Finally, when setting our valuation we also looked at our long-term fundraising goal and the likely funding scenarios that would allow us to achieve that.

RESTRICTIONS ON TRANSFER OF THE REGULATION CF SECURITIES

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father- in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to Boxabl's financial condition and results of operations and includes audited financial data through December 31, 2022, and should be read in conjunction with our financial statements and the related notes included in this annual report. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

We are in the process of scaling our factories and production of Casitas to meet the demand for our products, and our results to date reflect these efforts. In addition to our initial manufacturing facility, which we took possession of in May 2021, we expanded our production capacity by signing a lease for a second manufacturing facility in June 2022 and a third manufacturing facility in June 2023. While our growth has mainly been funded by our capital raising activities as described below in "Liquidity," we anticipate our increased manufacturing capacity will allow us to build more Casitas more quickly, and, in doing so generate more revenue in the future.

On June 15, 2023, the Company engaged in an all-stock merger transaction with 500 Group, Inc., a Nevada corporation owned by the Company's CEO, that is parent to Build IP. As a result of this merger agreement, 500 Group and Build IP will be wholly owned by Boxabl, including the intellectual property held by Build IP. Furthermore, the agreement between Boxabl and Build IP under which Boxabl pays Build IP a license fee equivalent to 1% of the net selling price generated by the sale of Casitas, is now void. For details, *see Interest of Management and Others in Certain Transactions*.

Conversion of Convertible Promissory Notes Recorded as Extinguishment of Debt

On April 1, 2022, the Company's Convertible Promissory Notes converted into 779,483,823 shares of Non-Voting Series A-1 Preferred Stock representing the principal amount due of $44,800,271 plus $2,044,430 of accrued interest. Purchasers of Convertible Promissory Notes were entitled to different conversion terms such that larger investments received more shares per dollar upon conversion resulting in the enacted conversion terms differing from those stated in the Convertible Promissory Notes. Accordingly, the conversion has been recorded at fair market value and accounted as an extinguishment of debt in the amount of $577,325,408 for the fiscal year ended December 31, 2022 ("FYE 2022"). The Company also recorded interest expense of $910,635 for FYE 2022 related to the accrual of interest. As a result, we incurred a net loss of $610,748,564 in FYE 2022 compared to a net loss of $13,584,157 for the fiscal year ended December 31, 2021 ("FYE 2021"). The extinguishment of debt also impacted our balance sheet such that the Company has an accumulated deficit of $626,313,828 at FYE 2022 compared to $15,565,264 for FYE 2021. Additionally, our income statement includes a net loss of $610,748,564 for FYE 2022, of which $577,325,408 represents the extinguishment of debt through the conversion of our Convertible Promissory Notes.

Restatement of Financial Statement for fiscal year ended December 31, 2021

The Company has elected to adopt Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 842, *Leases*, effective January 1, 2021. This has resulted in the Company adopting the modified retrospective approach under which it has recorded a "right of use" asset and liability of $5,189,897 as of May 1, 2021, the earliest comparative period and the date of the qualifying lease. Consequently, the Company's financial statements for FYE 2021 have been restated to reflect the adoption of this standard. The impact of this restatement was an increase in right-of-use assets and liabilities on our balance sheet at FYE 2021 and our cash flow statement for FYE 2021.

Results of Operations

Our FYE 2022 gross revenues were $10,867,746 compared to FYE 2021 gross revenues of $1,955,795. Revenue in 2022 was generated by sales of our Casitas, including recognizing 124 units delivered to ADS, Inc. and 60 units delivered to other customers. We are continuing to work to scale to meet demand through the development of our factories and manufacturing processes. Revenue in FYE 2021 resulted from recognition of revenue received under the Company's contract for delivery of Casitas to ADS, Inc. Overall, we incurred a net loss of $610,748,564 in FYE 2022 compared to a net loss of $13,854,157 in FYE 2021. The primary reason for the significant change in net loss between FYE 2022 and 2021 was due to the recording of $577,325,408 as an extinguishment of debt due to the conversion of our Convertible Promissory Notes. For details, see above *Overview – Conversion of Convertible Promissory Notes Recorded as Extinguishment of Debt*.

Cost of Goods Sold

Gross revenues for FYE 2022 and 2021 were offset by cost of goods sold of $23,667,821 and $5,313,969, respectively. Costs of goods sold include raw materials and assembly costs, shipping, and labor, which increased significantly during FYE 2022 because of our expansion of our factory and ramp-up of production to increase our capacity to build Casitas.

Some of the factors that contributed to the increase of production costs include inefficiencies due to the training required for operation of the new machinery, building new products and related procedures. We also experienced supply chain delivery issues in response to which the Company opted to source material from more expensive local vendors. We also experienced increased compensation costs related to the tight labor market. Additionally, due to the timing of our ADS contract, we hired outside labor, paid overtime and double time shifts in an effort to meet delivery requirements. We expect to continue incurring costs related to research and development activities intended to streamline our manufacturing and production process, substitute new materials, and upgrade equipment to allow for automated production. As we continue to refine and scale up operations, we anticipate our costs of goods coming in line with revenues in order to achieve positive net revenues. See *Unit Economics and Potential Impact of Inflation* below.

During 2022 the Company started developing and implementing strategic cost-saving initiatives to reduce the cost of goods sold. In particular:

1. Direct raw materials cost per unit decreased from more than $50,000 at the start of 2022 to less than $33,000 in May 2023. The cost reductions were achieved by implementing multiple design engineering changes of the Boxabl Casita, vertical integration of EPS foam production, and supplier negotiations. The Company also implemented an ERP system to better manage warehousing operations and the overall supply chain to reduce freight cost and optimize inventory levels to meet production demand.

2. Direct labor cost per unit decreased by 32% to $10,739 per unit. The cost reductions were achieved by implementing the manufacturing strategy particularly:

    a. Developing standard work and standard headcount for all operations

    b. Ongoing root cause analysis of production and quality issues

    c. Implementing a MES (manufacturing execution system) to gather process data and drive improvements.

    d. Implementing a layered shop floor management system, management GEMBA walks, and fostering employee engagement

    e. Implementing standard job and wage classifications

The current manufacturing concept has reached its limitations as the process is very manual and labor intensive. During the second half of 2023 the Company intends to completely upgrade the manufacturing concept and install more automated equipment to produce its next design generation. We believe this will allow the Company to ramp up production and reduce the cost per unit further significantly. However, there is no certainty that we will be able to realize any gains from efficiencies.

For 2021 and 2022, our costs of goods sold included a 1% royalty paid to Build IP, a company controlled by our founder and CEO, Paolo Tiramani, under the terms of our exclusive license agreement to utilize the patented technology necessary to produce and deliver our Boxes. Going forward, the Company will no longer pay royalties to Build IP. In June 2023, the Company acquired Build IP and its parent, 500 Group, both of which were owned by the Company's CEO, for consideration of $30 million paid in Non-Voting Series A-2 Preferred Stock. For details, see *Interest of Management and Others in Certain Transactions*.

Operating Expenses

In FYE 2022, we also saw a significant increase in operating expenses to $20,291,140 compared to $8,900,992 in FYE 2021 reflecting a significant increase in operating activity. In FYE 2022, our operating expenses were $10,390,540 for general and administrative expenses, $6,523,339 for sales and marketing, and $3,377,261 for research and development. In FYE 2021 increased operating expenses were related to increased payroll costs resulting from hiring key positions on the factory floor and for company administration, in addition to marketing efforts related to an offering of securities under Regulation D, which all contributed to the total general and administrative expense of $5,497,972 in 2021. We anticipate that general and administrative expenses will continue to increase as we undertake activities to begin production of our Casita Boxes. We also recorded $3,377,261 and $2,631,752 in research and development expenses for FYE 2022 and FYE 2021, respectively, resulting from advancing, developing, and testing our products, and the flow of production. As we continue to ramp up operations, we expect incremental increases in line with increased production for shop supplies, equipment, utilities, raw materials and payroll expenses.

Advertising and marketing are very important for Boxabl's capital-raising strategy. We have undertaken advertising campaigns specific to the product, as well as advertising directly to investors. The investor-focused advertising has allowed for investors to learn more about the Company. As a result of these efforts, in 2022, Boxabl raised over $100M from over 30,000 investors and has achieved some of the most successful crowdfund campaigns under Regulation Crowdfunding and Regulation A. In addition to our investor marketing, advertising the Company has resulted in indications of interest to purchase a Boxabl unit from 170,000 people. Our marketing has also resulted in more than 270 million social media impressions, which has also generated interest in the Company from prospective employees, potential partners and suppliers. We also recorded close to six million visits from unique users to our website in 2022.

Research and Development is essential to test and develop the Boxabl product further. The main cost drivers in 2022 were:

1. Conducting major research used to develop and upgrade panels manufactured in our factory in order to obtain certifications from various domestic and international construction trade organizations, as well as local and state agencies in anticipation of sales of our product to individual consumers;

2. Performing destructive testing of units, panels, materials and other components of Casitas in order to improve and enhance the safety of manufactured units;

3. Continuing to upgrade, develop and revise engineering, in order to obtain independent third-party certification for our factory and product to facilitate certification by local and state agencies for our ultimate goal of sales to the consumers;

4. Testing alternative materials and procedures not only to increase the safety and attractiveness of the products but also cost saving;

5. Develop engineering plans and structural testing for the next generation of our products such as the two-story, single-family home which first was exhibited in February 2023 at the International Builder's Show (IBS), receiving positive reviews from prestigious publications such as New York Times among others;

6. Refining and developing plans to stack and connect our units to be used for the construction of apartment buildings;

7. Cooperating in the development and testing of transportation mechanisms in order to be able to sell and deliver the units in all USA; and

8. Continuing to develop and redesign sub-products such as cabinets, showers and others to enhance the usage of space.

Compensation Expense

The Company's Equity Incentive Plan provides for the issuance of Stock Options and Restricted Stock Units ("RSUs") among other types of equity incentives. The RSUs granted by the Board vest depending upon future events and so have not been recorded as compensation expense. As of December 31, 2022 and 2021, there were 17,857,140 and 17,857,140 RSUs outstanding, none of which have vested. As of December 31, 2022, the future expected compensation expense to be recorded is approximately $1.3 million. Subsequent to December 31, 2022, the Company authorized the issuance of RSUs for 36,642,958 shares of the Company's Common Stock to employees and directors. For details regarding Stock Options and Restricted Stock Units granted under the Plan, see *Compensation of Directors and Executive Officers – Equity Incentive Plan*.

Critical Accounting Estimates

Restatement of Financial Statements for FYE 2021

On December 29, 2020, the Company entered into a lease agreement for a factory, which commenced in May 2021. The Company has elected to adopt Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 842, *Leases*, effective January 1, 2021. This has resulted in the Company adopting the modified retrospective approach under which it has recorded a "right of use" asset and liability of $5,189,897 as of May 1, 2021, the earliest comparative period and the date of the qualifying lease. Consequently, the Company's financial statements for the year ended December 31, 2021 have been restated to reflect the adoption of this standard. The impact of this restatement was an increase in right-of-use assets and liabilities on our balance sheet as of December 31, 2021 and a concurrent impact on our cash flow statement for the year ended December 31, 2021.

Revenue Recognition

The Company recognizes revenue when its performance obligations have been satisfied through the transfer of our Casita(s) to the Company's customers. Transfers are deemed to have taken place upon shipment of the Casita and when the title has passed to our customer, including transfer of legal title, physical possession, the risk and rewards of ownership and customer acceptance.

Deposits for Casitas are treated as a liability until the criteria for revenue recognition has been met, at which time the deposit will be treated as revenue. The customer can request a refund of the deposit until a sale agreement has been executed, and therefore is reflected on our consolidated financial statements as a deposit as opposed to a sales contract.

Right of Use Leases

As of December 31, 2022, the future annual maturities of the Company's operating lease liabilities are as follows:

Fiscal Year		
2023	$	1,109,386
2024		1,142,668
2025		1,176,948
2026		906,221
Total Lease Payments		4,335,223
Less: Imputed Interest		(244,175)
Total Lease Liabilities	$	4,091,048

As of December 31, 2022, the weighted average remaining lease term is 3.75 years. The weighted average incremental borrowing rate is 3.00%. Subsequent to FYE 2022, the Company entered into an amended lease agreement which is described below in "Commitments and Obligations."

Liquidity and Capital Resources

As of December 31, 2022, the Company held $9,024,802 in cash and cash equivalents and $74,384,612 in investments as a result of our exempt offerings under Regulation A and Rule 506(c) of Regulation D, a significant increase from $21,415,506 in cash and cash equivalents as of December 31, 2021. Our physical assets increased significantly in 2022 as well, with inventory of $8,242,947 as of December 31, 2022 compared to $4,916,235 as of December 31, 2021. We also saw an increase in property and equipment to $7,738,093 at December 31, 2022 from $5,109,604 at December 31, 2021. Furthermore, the Company received deposits from customers in the amount of $4,257,424 for over 7,700 Casitas as of December 31, 2022, an increase from $1,767,424 for 3,360 Casitas as of December 31, 2021. As a result, we had total current assets of $92,155,850 as of December 31, 2022 compared to $28,318,881 as of December 31, 2021.

Sources of Liquidity

To date, our operations have been financed by our exempt offerings of securities made in reliance on Regulation A, Regulation C and both Rule 506(c) and Rule 506(b) of Regulation D.

<u>Convertible Promissory Notes</u>

Between November 17, 2020, and April 1, 2022, the Company sold $44,800,271 in Convertible Promissory Notes in an exempt offering made in reliance on Rule 506(c) of Regulation D. On April 1, 2022, all of the Convertible Promissory Notes converted into 779,483,823 shares of Non-Voting Series A-1 Preferred Stock representing the principal amount due plus $2,044,430 of accrued interest. As discussed above, our income statement includes a net loss of $610,748,564 for FYE 2022, of which $577,325,408 represents the extinguishment of debt through the conversion of our Convertible Promissory Notes. For details, see above *Overview – Conversion of Convertible Promissory Notes Recorded as Extinguishment of Debt*.

<u>Sales of Capital Stock</u>

Between May 3, 2021 and November 13, 2021, the Company undertook an offering under Regulation Crowdfunding (the "2021 Regulation Crowdfunding Offering") to at-first raise an additional $3.93 million under that exemption following amendments to Regulation Crowdfunding that went effective on March 15, 2021. This offering was amended to raise up to $5 million after 12 months had passed from the close of the Company's previous Regulation Crowdfunding offering in 2020. Under our 2021 Regulation Crowdfunding Offering, the Company sold 68,097,240 shares (post-split) of Series A-1 Preferred Stock for net proceeds of $4,498,515.

Beginning November 23, 2021, we commenced an offering under Rule 506(c) of Regulation D under which the Company is selling up to $500,000,000 of the Company's Non-Voting Series A-2 Preferred Stock at a per share price of $0.80 with pricing tiers to incentivize larger investments. As of December 31, 2022, the Company sold 36,364,500 shares of Non-Voting Series A-2 Preferred Stock for net proceeds of $27,343,408. Between January and September 1 of 2023, the Company sold 9,994,762 shares of Non-Voting Series A-2 Preferred Stock for net proceeds of $7,583,718.

On March 31, 2022, the Company's offering under Regulation A was qualified and we commenced sales of our Non-Voting Series A Preferred Stock, Non-Voting Series A-1 Preferred Stock and Non-Voting Series A-2 Preferred Stock and the underlying Common Stock into which they convert, plus sales by our CEO and Director of Marketing, both of whom serve as directors on our Board (the "Selling Shareholders"), of their Common Stock. The Regulation A offering closed on January 12, 2023, and the Company sold 5,913,600 shares of Non-Voting Series A Preferred Stock, 741,700 shares of Non-Voting Series A-1 Preferred Stock and 81,064,147 shares of Non-Voting Series A-2 Preferred Stock for net proceeds of $64,991,389. The Selling Shareholders sold 12,488,400 shares of Common Stock for net proceeds of $9,990,720.

Between August 25, 2022 and January 26, 2023, the Company sold 5,913,887 shares of Non-Voting Series A-2 Preferred Stock under Regulation Crowdfunding raising net proceeds of $4,731,110.

The Company also anticipates seeking an additional $700,000,000 in debt financing to advance its business objectives.

Commitments and Obligations

Customer Deposits

As part of our waitlist program for the Casita, we have allowed for potential customers to reserve a place in line, or make small deposits towards the purchase of a Casita. As of December 31, 2022 and 2021, the Company had recorded $4,257,424 and $1,767,424 in customer deposits as a liability to the Company.

Deferred Revenue

As of December 31, 2022, our balance sheet carried $1,505,491 deferred revenue related to the Purchase Agreement with Pronghorn Services LLC. However, the Company notes that while the agreement was never executed, the parties have been acting under the terms of the agreement, with the Company receiving the full payment of the purchase orders ahead of shipping units. Pursuant to our method for recognizing revenue (see *Critical Accounting Policies* above), deferred revenue reflects the amount that had not yet been delivered as of the date of the consolidated financial statements. As of December 31, 2021, our balance sheet reflected the amount received on the contract with ADS, Inc. that had not yet been delivered as deferred revenue of $5,467,332. We completed delivery of this order in 2022.

Expense Commitments

Beginning May 1, 2021, we entered into a sixty-five-month lease for a site which currently serves as our manufacturing facility ("Initial Manufacturing Facility"). The initial monthly base rent was $87,728.60 per month for the first 12 months, a security deposit of $525,000 and our share of operating expenses for the property prior to taking possession of the facility for a total amount of $631,837.80. Under the terms of the agreement, the Company's monthly lease payments increased to $90,360.46 per month on May 1, 2022.

On June 13, 2022, we entered into a seventy-three-month lease for additional industrial space which will support and enhance our operations at our initial manufacturing facility ("Second Manufacturing Facility"). The initial monthly base rent is $103,708.80 per month for the first 12 months. We have paid a security deposit of $611,616. Our estimated monthly operating expenses were $18,614.40.

As of December 31, 2022, we reported current lease liabilities of $1,000,225 compared to $938,933 as of December 31, 2021. Our long-term lease liability decreased to $3,090,823 as of December 31, 2022 from $4,090,895 as of December 31, 2021.

Subsequent to December 31, 2022, we amended the lease agreement for the Initial Manufacturing Facility to expand the space leased by the Company for purposes of establishing our third manufacturing facility. The amended lease provides for an initial monthly rent of $115,759.13 for the first twelve months and a letter of credit in the amount of $3,714,190. For the duration of the forty-eight-month lease, the Company will also be responsible for monthly operating expenses estimated to be $39,812. For more details, see *The Company's Business – The Company's Property*.

Promissory Note Held by Boxabl's CEO

The Company issued a promissory note to its majority shareholder and CEO subsequent to the year ended December 31, 2020, to formalize terms of loans which were previously made subject to verbal agreements. The promissory note was paid in full in August 2021 in the amount of $563,268. For details regarding the terms of the note, see *Interest of Management and Others in Certain Transactions*.

The proceeds of the note were received in 2020. As of December 31, 2020, the loan amount was $563,911 and was due on demand. The principal balance outstanding bears a simple interest rate at the annual "prime rate" published by the Wall Street Journal (3.25% at December 31, 2020) plus one percent (1.0%). Interest began accruing on the entire principal sum of this promissory note beginning January 1, 2021. This loan was repaid in August 2021.

In March 2021, the Company obtained a PPP loan in the amount of $49,166. The loan was forgiven during the year ended December 31, 2022.

Cash Flows

Historical Cash Flows

	Year Ended December 31	
	2022	2021
Net Loss	$ (610,748,564)	$ (13,584,157)
Net Cash Used in Operation Activities	$ (33,276,399)	$ (11,403,240)
Net Cash Used in Investing Activities	$ (83,008,851)	$ (5,379,577)
Net Cash Provided by Financing Activities	$ 103,894,546	$ 34,521,982

At December 2022, our principal source of liquidity was cash and cash equivalents and short- and long-term investments, which we achieved through our offerings of securities as discussed above. We believe that our current liquidity together with cash generated from sales of additional securities will be sufficient to meet our immediate cash needs for at least near future. This assumption may prove to be incorrect and our liquidity could be exhausted much sooner.

Operating Activities

Cash used in operating activities included net loss adjusted for several non-cash items such as depreciation & amortization, stock-based compensation, extinguishment of debt and other non-cash expenses, in addition to the change in working capital.

Investing Activities. Primary investing activities included purchase of Property, equipment, leasehold improvement, Payment of security deposit for our factory and other facility, and acquisition and sales of short-term and long-term investments.

Financial Activities

Primary sources of our financial activities included net proceeds from issuance and sales of securities and convertible promissory notes.

Planned Timeline

With the success of our initial fundraising through our offerings under Regulation Crowdfunding, Regulation D, and Regulation A, we have continued to advance our planned timeline beyond initial delivery orders and developing our second production facility. As of June 30, 2023, we see our next 12-month timeline as follows:

Month 1-3:	Move into the third production facility and install electrical and equipment to begin production.

Month 3-6:	Complete setup of our third facility and integrate into our production process with our initial facility.

Month 8:	Upgrade factory equipment, including our conveyor system, CNC equipment, paint booth, and lamination system.

Month 9:	Begin production of our next generation Casita.

Month 12+:	Ramp up production to achieve our desired production at scale.

On the regulatory side of our business, we are working to achieve Generation 1.0 state modular approvals required for our Casitas in California, Arizona, and Nevada by Q4 2023. We anticipate achieving Generation 2.0 state modular approvals for our Casitas and our 2-bedroom units in California, Arizona, Nevada in Q1 2024.

There is no assurance that we will be able to meet this timeline. It is provided to identify our intentions for moving forward during the next 12 months of operation.

Unit Economics and Potential Impact of Inflation

As we continue to improve our process, design, equipment and manufacturing techniques we expect our unit costs to continue to come down. As of January 2023, the cost to produce the Casita is down 32% for direct labor and 24% for materials from a year before. We were able to achieve these cost-per-unit efficiencies through improvements in our production procedures that reduced direct labor cost and reduced scrap costs. This does not include improvements coming from our next generation design and automated manufacturing equipment expected later this year. In May 2023, the price to produce a Casita was approximately $32,532 for direct material and $10,739 direct labor cost.

As a result of inflation and increases to the prices of materials, we have determined that our per unit selling price for the Casitas will be increased from $50,000 to $60,000. This price will not include shipping, which will be the responsibility of the customer. See also *Risk Factors – The Company has incurred much higher production costs during 2022, and those costs may continue*. Inflation pressures have already had an impact on the housing market throughout 2022 and early into 2023. If inflationary pressures remain consistent or increase, we believe the future demand for housing may be further impacted, including the demand for our Casitas.

Trend Information

In total, we have received interest from more than 170,000 potential customers wishing to reserve their place in line for when production of the Casita begins for retail sales. Each of these potential customers have agreed to our Room Module Order Agreement. Of that number, we currently have deposits from over 8,300 potential customers ranging from $100, $200, $1,200 or $5,000 for over 15,000 Casitas. The purchase of the reserved Casitas by each of those potential customers who have placed deposits represents potential revenue of $900 million, and potential revenue of over $10 billion if all potential customers, including those who have not placed deposits, were to order one Casita. While we are not guaranteed to receive binding orders or revenue from them, we believe they demonstrate significant interest in our product that requires us to continue focusing on scaling up our production capacity.

We worked with industry-leading consultants to develop a plan for maximizing production efforts through automation, process efficiency, and supply chain considerations. We believe our second production facility, when integrated with our initial facility, will allow for even greater production efficiencies. One of the current uses for the second facility is for cutting EPS foam. By being able to cut our own EPS foam to suit rather than ordering in cut sizes, we have been able to achieve cost efficiencies in our materials.

With the success of our fundraising, and apparent demand for our Casitas, we leased a third manufacturing facility in May 2023. We commenced operations in this facility in August 2023, and anticipate delivery of additional machinery in October 2023. We are also exploring the use of financing options in addition to equity raises.

As identified in Note 2 to our consolidated financial statements, from the last quarter of 2021 through December 2022, we incurred higher production costs due to various factors. However, we expect to see the benefits of greater efficiencies as we expand our manufacturing capacity and streamline our manufacturing processes. In that regard, we are engaged in major research and development to streamline production, substitute new material, and upgrade our equipment for the purpose of automating our production. During 2022, our average production of units was 22 per month and our direct labor cost per unit was $20,121. In May of 2023, we produced 28 units at an average cost of $10,739 per unit.

To date in 2023, we have manufactured 202 Casitas, but have not made any deliveries to customers. Various permits from state and local governments are required in order to sell and install the Casitas. Delays in the permitting process or inability to obtain a permit have delayed or prohibited the delivery of the product in Arizona, and have affected the timing or amount of the Company's revenues. See *The Company's Business – Litigation – Arizona Department of Housing Settlement*. Currently, the Company is in the process of obtaining various permits related to the Casitas, including modular certification in other states as well. Since the Arizona order has been postponed until further notice due to modular certification requirements, the units that were previously reserved for that project can now be sold for other projects. We sent a survey to those on our waitlist requesting information regarding who is able to receive delivery and whether that potential customer would install their unit or units in a jurisdiction with significant permitting or other regulatory requirements. Accordingly, Boxabl plans to resume sales to customers in states where there is no state modular program as well as for projects that are under a different classification such as park model RVs or government projects. We currently have purchase orders for Casitas to be placed in Oklahoma. Nevertheless, these new sales may face delays due to the time needed to prepare the site for installation, arrange capital for payment of amounts due to the Company by the purchaser, and other preparatory steps that need to be taken in order to arrange delivery and installation of the units.

In addition to production changes, we have seen increased stability in terms of employee turnover. As of June 2023, our turnover has fallen to approximately 1.75%, which assists productivity because we need to spend less time training new employees in our manufacturing process. However, there is no guarantee that our efforts will resolve all of the challenges we face in ramping up production of Casitas sufficient to meet demand. For more details, see *Risk Factors – The Company has incurred much higher production costs during 2022, and those costs may continue*.

We are working to secure the supply of materials that are essential to our production process, such as sheet steel, EPS foam, and PVC extrusions. As discussed above, we experienced some delays resulting from shipment delays of the input goods, however the impact on our business and results have not been significant. We do expect a reduction in the supply of goods and materials from our Chinese suppliers, who currently supply the magnesium oxide board that will be removed in Generation 2.0 of the product. We will continue to follow the various government policies and advice, and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our people.

REGULATORY INFORMATION

Ongoing Reporting

Upon the filing of this annual report under Regulation Crowdfunding, the Company has filed all of its ongoing reports under Regulation Crowdfunding.

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Regulation A Filings

The Company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at https://www.sec.gov/cgi-bin/browse-edgar?CIK=0001816937&owner=exclude.

FINANCIAL STATEMENTS OF BOXABL INC.

Included as an exhibit with this Form C-AR.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boxabl Inc.

/s/ *Paolo Tiramani*
_____

By Paolo Tiramani, Chief Executive Officer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ *Paolo Tiramani*
_____

Paolo Tiramani, Founder, Chief Executive Officer, Principal Financial Officer, and Director

Date: September 15, 2023

/s/ *Galiano Tiramani*
_____

Galiano Tiramani, Director

Date: September 15, 2023

/s/ *David Cooper*
_____

David Cooper, Director

Date: September 15, 2023

/s/ *Veronica Nkwodimmah Stanaway*
_____

Veronica Nkwodimmah Stanaway, Director

Date: September 15, 2023

/s/ *Gregory Ugalde*
_____

Gregory Ugalde, Director

Date: September 15, 2023

/s/ *Christopher Valasek*

Christopher Valasek, Director

 Date: September 15, 2023

/s/ *Zvi Yemini*

Zvi Yemini, Director

 Date: September 15, 2023